The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

Filed Pursuant to 424(b)5

Registration No. 333-94323

Subject to Completion, Dated May 9, 2002
Preliminary Prospectus Supplement to Prospectus Dated May 3, 2002

Cumulus Media Inc.

8,600,000 Shares
Class A Common Stock

This is a public offering of Class A Common Stock of Cumulus Media Inc. We are offering 7,769,448 shares of our Class A Common Stock. Selling shareholders are offering an additional 830,552 shares of our Class A Common Stock. We will not receive any of the proceeds from the sale of shares by the selling shareholders. Our Class A Common Stock is traded on the Nasdaq National Market under the symbol “CMLS.” On May 8, 2002, the last reported sale price of our Class A Common Stock was $19.38 per share.

Investing in our Class A Common Stock involves risk. See “Risk Factors” beginning on page S-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Cumulus Media	$	$
Proceeds, before expenses, to the selling shareholders	$	$

We and one of the selling shareholders have granted the underwriters the right to purchase up to 1,290,000 additional shares of Class A Common Stock to cover over-allotments.

Deutsche Bank Securities

           Bear, Stearns & Co. Inc.
                       Banc of America Securities LLC
                                   CIBC World Markets
                                              Morgan Stanley
                                                          Robertson Stephens
                                                                      SunTrust Robinson Humphrey
                                                                                 UBS Warburg
                                                                                             Robert W. Baird & Co.
                                                                                                         Jefferies & Company, Inc.

The date of this prospectus supplement is May , 2002.

ABOUT THIS PROSPECTUS
THE COMPANY
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
PROSPECTUS SUPPLEMENTS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

[Map of the United States depicting our radio station portfolio and radio station call letters.]

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC that utilizes a “shelf” registration process. Under the shelf registration process, we and the selling shareholders may sell up to an aggregate of 20,000,000 shares of our Class A Common Stock, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering and certain other information. Both this prospectus supplement and the accompanying prospectus include important information about us and the selling shareholders, the Class A Common Stock being offered and other information you should know before investing in our Class A Common Stock.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell securities and seeking offers to buy securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date on their covers, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of the securities. In this prospectus supplement, the terms “Company,” “Cumulus,” “we,” “us” and “our” refer to Cumulus Media Inc. and its consolidated subsidiaries. The term “Class A Common Stock” means our Class A Common Stock, par value $.01 per share. The term “selling shareholders” refers to the State of Wisconsin Investment Board, referred to as SWIB, and ING Capital LLC, referred to as ING Capital.

      You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information” beginning on page S-61 of this prospectus supplement before investing in our Class A Common Stock. This prospectus supplement adds to, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus or the information incorporated by reference, the statements made in the accompanying prospectus or the information incorporated by reference are deemed modified or superseded by the statements made in this prospectus supplement.

      We have not taken any action to permit a public offering of the shares of securities outside the United States. Persons outside the United States who come into possession of this prospectus supplement must inform themselves about and observe any restrictions relating to the offering of the shares of securities and the distribution of this prospectus supplement outside the United States.

S-i

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

      In various places in this prospectus supplement and the accompanying prospectus and the documents we incorporate by reference, we use statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions. Although we believe that, in making any of these statements, our expectations are based on reasonable assumptions, these statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this document, words such as “anticipates,” “believes,” “expects,” “intends,” and similar expressions, as they relate to us or our management, are intended to identify these forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including those referred to under “Risk Factors” and as otherwise described in our periodic filings with the SEC.

      Important facts that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control, include:

•	the impact of general economic conditions in the United States or in specific markets in which we currently do business;

•	industry conditions, including existing competition and future competitive technologies;

•	the popularity of radio as a broadcasting and advertising medium;

•	our capital expenditure requirements;

•	legislative or regulatory requirements;

•	risks and uncertainties relating to our leverage;

•	interest rates;

•	consummation and integration of pending or future acquisitions;

•	access to capital markets; and

•	fluctuations in exchange rates and currency values.

      Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, what impact they will have on us. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required under Federal securities laws. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus supplement or, in the case of the accompanying prospectus or any document we incorporate by reference, the date of that document.

S-ii

CERTAIN DEFINITIONS AND MARKET AND INDUSTRY DATA

      We use the term local marketing agreement, or LMA, in various places in this prospectus supplement, the accompanying prospectus and in documents incorporated by reference. A typical LMA is an agreement under which a Federal Communications Commission, or FCC, licensee of a radio station makes available, for a fee, air time on its station to another party. The other party provides programming to be broadcast during this air time and collects revenues from advertising it sells for broadcast during the programming. In addition to entering into LMAs, from time to time we enter into management or consulting agreements that provide us with the ability, as contractually specified, to assist current owners in the management of radio station assets that we have contractually agreed to purchase, subject to FCC approval. In those arrangements, we generally receive a contractually specified management fee or consulting fee in exchange for the services provided.

      Unless otherwise indicated:

•	we obtained total industry listener and revenue levels from the Radio Advertising Bureau;

•	we derived all audience share data and audience rankings, including ranking by population, except where otherwise stated to the contrary, from surveys of people ages 12 and over, listening Monday through Sunday, 6 a.m. to 12 midnight, based on the Fall 2001 Arbitron Market Report, pertaining to each market; and

•	we derived 2001 Cumulus market revenue rank from BIAfn’s Media Access Pro (2002) produced by BIA Financial Network, Inc.

      The terms “broadcast cash flow” and “EBITDA” are used in various places in this prospectus supplement, the accompanying prospectus and in documents incorporated by reference.

      Broadcast cash flow consists of operating income (loss) before depreciation, amortization, LMA fees, corporate general and administrative expenses, non-cash stock compensation expense, and restructuring and impairment charges.

      EBITDA consists of operating income (loss) before depreciation, amortization, LMA fees, non-cash stock compensation expense, and restructuring and impairment charges.

      Broadcast cash flow and EBITDA, as we define the terms, may not be comparable to similarly titled measures employed by other companies. Although broadcast cash flow and EBITDA are not measures of performance calculated in accordance with accounting principles generally accepted in the United States, or GAAP, we believe that they are useful to an investor in evaluating an investment in our common stock because they are measures widely used in the broadcast industry to evaluate a radio company’s operating performance. However, broadcast cash flow and EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as measures of liquidity or profitability.

S-iii

SUMMARY

      This summary highlights selected information contained in greater detail elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary may not contain all of the information that you should consider before investing in our Class A Common Stock. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents we incorporate by reference before making an investment decision.

The Company

      We own and operate FM and AM radio station clusters serving mid-size markets throughout the United States. We are the second largest radio broadcasting company in the United States based upon the number of stations owned or operated. As of March 31, 2002, we owned and operated 232 radio stations in 51 mid-sized U.S. media markets. In addition, we owned and operated a multi-market network of five radio stations in the English-speaking Caribbean. Under our LMA’s, we provided sales and marketing services for 11 radio stations in four U.S. markets in exchange for a management or consulting fee, pending FCC approval of our acquisitions of these stations.

      We believe that the attractive operating characteristics of mid-size markets, together with the relaxation of radio station ownership limits under the Telecommunications Act of 1996, referred to as the Telecom Act, and the FCC’s rules, create significant opportunities for growth from the formation of clusters of radio stations within these markets. We believe that mid-size radio markets provide an excellent opportunity to acquire attractive properties at favorable purchase prices due to the size and fragmented nature of ownership in these markets and due to the greater attention historically given to the larger markets by radio station acquirers.

      Within each market, our stations are generally diversified in terms of format, target audience and geographic location, enabling us to attract larger and broader listener audiences and thereby a wider range of advertisers. This diversification, coupled with our favorable advertising pricing, also has provided us with the ability to compete successfully for advertising revenue against other radio, print and television media competitors.

Strategy

      We are focused on generating internal growth through improvement in cash flows for the portfolio of stations we operate, while enhancing our station portfolio and our business as a whole through the acquisition of individual stations or clusters that satisfy our acquisition criteria.

Operating Strategy

      Our operating strategy has the following principal components:

•	achieve cost efficiencies associated with common infrastructure and personnel and increase revenue by offering regional coverage of key demographic groups that were previously unavailable to national and regional advertisers;

•	develop each station in our portfolio as a unique enterprise, marketed as an individual, local brand with its own identity, programming content, programming personnel, inventory of time slots and sales force;

•	use audience research and music testing to refine each station’s programming content to match the preferences of the station’s target demographic audience, in order to enrich our listeners’ experiences by increasing both the quality and quantity of local programming;

•	position station clusters to compete with print and television advertising by combining favorable advertising pricing with diverse station formats within each market to draw a larger and broader listening audience to attract a wider range of advertisers; and

•	employ Internet-based management information systems that enable us to monitor daily sales performance by station and by market, compared to their respective budgets, to quickly identify any under-performing stations, determine the explanation for the under-performance and take corrective action quickly.

Acquisition Strategy

      Our acquisition strategy has the following principal components:

•	assemble leading station clusters in the top 50 to 150 radio markets by taking advantage of the size and fragmented nature of ownership in these markets;

•	acquire leading stations in terms of signal coverage, revenue or audience share and acquire under-performing stations where there is significant potential to apply our management expertise to improve financial and operating performance; and

•	reconfigure our existing stations, or acquire new stations, located near large markets, that, based on an engineering analysis of signal specifications and the likelihood of receiving FCC approval, can be redirected, or “moved in,” to those larger markets.

Recent Developments

      On May 7, 2002, we announced our operating results for the first quarter ended March 31, 2002. We had first quarter net revenues of $44.9 million, broadcast cash flow of $11.5 million and EBITDA of $8.0 million. On a pro forma basis giving effect to all acquisitions and dispositions entered into or consummated during the quarter, including the acquisitions of Aurora Communications, LLC and of the broadcasting operations of DBBC, L.L.C. described below, we had first quarter net revenues of $54.2 million, broadcast cash flow of $15.3 million and EBITDA of $11.8 million.

      On May 7, 2002, we announced that we had entered into a definitive agreement with Wilks Broadcasting, LLC and its subsidiary, Wilks License Co., LLC, to acquire five radio stations serving the Saginaw, Michigan market (market rank 129), for a purchase price of approximately $55.6 million in cash. We expect the closing of this transaction, which is conditioned on the receipt of all necessary regulatory approvals, to occur prior to the end of 2002.

      On March 28, 2002, we announced the completion of the acquisitions of Aurora Communications, LLC and of the broadcasting operations of DBBC, L.L.C. These properties represented opportunities to acquire premiere portfolios of radio stations in very attractive mid-size markets. Aurora Communications owned and operated 18 radio stations in five markets in suburban New York and Connecticut, including Westchester County, New York (market rank 59), Bridgeport, Connecticut (market rank 110), Newburgh-Middletown, New York (market rank  143), Poughkeepsie, New York (market rank 160), and Danbury, Connecticut (market rank 194). DBBC’s broadcasting operations consisted of three radio stations in Nashville, Tennessee (market rank 44). Based on the closing sale price of our Class A Common Stock on March 27, 2002 of $18.42, the transactions were valued at approximately $294 million and $119 million, respectively.

      Concurrently with the completion of the Aurora Communications and DBBC acquisitions, we entered into a new $400 million credit facility. The new facility, which replaced our outstanding credit facility, is comprised of an undrawn $112.5 million revolving commitment, a seven-year, $112.5 million term loan and an eight-year, $175.0 million term loan. The proceeds of the term loans, which were funded on March 28, 2002, were primarily used to repay amounts outstanding under our old credit facility and to fund the cash portions of the purchase price for the acquisitions of Aurora Communications and the broadcasting operations of DBBC.

      On January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, which eliminates the annual amortization of goodwill and certain intangible assets with indefinite lives, such as FCC broadcast licenses. SFAS No. 142 also requires us to evaluate for impairment our goodwill and other intangible assets with indefinite lives. As a result, during the quarter ended March 31, 2002, we wrote off the recorded amounts of our FCC broadcast licenses by $41.7 million, net of taxes. Also in connection with the elimination of amortization of the cost of our broadcast licenses for financial reporting purposes upon adoption of SFAS No. 142, we determined it was necessary to establish a valuation allowance against our deferred tax assets and recorded a $57.9 million non-cash charge to income tax expense during the three months ended March 31, 2002. We recorded additional deferred tax expense of $4.5 million to establish a valuation allowance against net operating loss carry-forwards generated during the quarter ended March 31, 2002, resulting from amortization of goodwill and broadcast licenses that is deductible for tax purposes but is no longer amortized in the financial statements.

Our Station Portfolio

      The following table sets forth, as of the date of this prospectus supplement, selected information about the markets where we operate and where we expect to operate after giving effect to the consummation of all pending acquisitions and divestitures. You should refer to the “Business” section of this prospectus supplement for further information about our station portfolio.

	2001 Market Rank		Stations		2001
					Market
	Metro	Radio			Revenue
Market	Population	Revenue	FM	AM	Rank

Midwest:
Appleton-Oshkosh, WI	139	126	2	2	3
Bismarck, ND	273	206	3	1	2
Canton, OH	128	160	1	—	2
Cedar Rapids, IA	204	127	3	—	2
Dubuque, IA	230	235	4	1	1
Faribault-Owatonna, MN	*	*	2	2	—
Flint, MI	124	125	3	1	1
Green Bay, WI	185	133	4	1	1
Kalamazoo, MI	179	148	2	1	1
Monroe, MI	*	*	1	—	1
Quad Cities, IA-IL	140	121	4	1	2
Rockford, IL	152	139	3	1	1
Saginaw- Bay City- Midland, MI	129	101	4	1	2
Toledo, OH	81	72	5	2	2
Waterloo- Cedar Falls, IA	239	226	3	1	2
Youngstown, OH	108	84	5	3	1
Southeast:
Albany, GA	261	213	6	2	1
Columbus- Starkville, MS	256	278	4	3	1
Fayetteville, NC	126	96	4	1	2
Florence, SC	206	181	6	3	1
Harrisburg- Lebanon- Carlisle, PA	78	66	3	1	1

	2001 Market Rank		Stations		2001
					Market
	Metro	Radio			Revenue
Market	Population	Revenue	FM	AM	Rank

Lexington- Fayette, KY	102	93	4	1	2
Melbourne- Titusville- Cocoa, FL	100	180	2	1	1
Mobile, AL	91	87	3	2	2
Montgomery, AL	147	105	4	3	1
Myrtle Beach, SC	169	161	6	1	2
Nashville, TN	44	38	3	—	3
Pensacola, FL	125	152	2	1	3
Savannah, GA	159	100	5	2	1
Tallahassee, FL	163	130	4	1	1
Wilmington, NC	177	152	4	1	1
Southwest:
Abilene, TX	231	240	4	—	2
Amarillo, TX	191	192	4	2	1
Beaumont- Port Arthur, TX	133	143	4	2	2
Fayetteville, AR	149	157	5	2	2
Fort Smith, AR	171	192	3	1	2
Grand Junction, CO	259	232	4	1	1
Houston- Galveston, TX	9	9	1	—	—
Killeen- Temple, TX	154	219	4	1	2
Lake Charles, LA	215	201	3	1	1
Odessa- Midland, TX	187	188	6	2	1
Shreveport, LA	132	128	4	1	1
Topeka, KS	186	179	4	2	1
Wichita Falls, TX	250	260	4	—	1
Northeast:
Bangor, ME	213	198	4	1	2
Bridgeport, CT	110	193	1	1	2
Danbury, CT	194	184	2	2	2
Newburgh- Middletown, NY	143	232	1	1	2
Poughkeepsie, NY	160	104	5	2	1
Westchester County, NY	59	105	2	1	1
Far West:
Eugene- Springfield, OR	148	151	4	2	1
Oxnard- Ventura, CA	115	163	2	1	1
Santa Barbara, CA	200	172	3	—	2

All markets			183	67

* Not rated.

      Our principal executive offices are located at 3535 Piedmont Road, Building 14, Fourteenth Floor, Atlanta, Georgia 30305. Our telephone number is (404) 949-0700. Our Internet homepage is located at www.cumulus.com. The information on our homepage is not a part of this prospectus supplement or the accompanying prospectus.

The Offering

Class A Common Stock offered by us	7,769,448 shares

Class A Common Stock offered by the selling shareholders	830,552 shares

Common stock to be outstanding after this offering	43,830,452 shares of Class A Common Stock 14,058,682 shares of Class B Common Stock 1,529,277 shares of Class C Common Stock 59,418,411 total shares of common stock
Voting rights	Each share of Class A Common Stock is entitled to one vote. We also have Class B Common Stock and Class C Common Stock with different voting rights. The Class A Common Stock and the Class C Common Stock generally vote together as a single class on all matters submitted to a vote of shareholders. Each share of Class C Common Stock is entitled to ten votes. The shares of Class B Common Stock have no voting rights, except with respect to specified fundamental corporate actions.

Dividend policy	We have not declared or paid any dividends on our Class A Common Stock and do not anticipate paying any dividends in the foreseeable future. In addition, our ability to declare dividends is restricted under our credit facility, the indenture governing our notes and the certificate of designations governing our Series A Preferred Stock.

Use of proceeds	We intend to use approximately $55.6 million of the net proceeds for the Wilks Broadcasting acquisition, and to use the balance for general corporate purposes, which could include repayment of indebtedness or to fund potential future acquisitions. We will not receive any proceeds from the sale of shares by the selling shareholders.

Nasdaq National Market symbol	CMLS

      The number of shares of our common stock to be outstanding after this offering is based on our number of shares outstanding as of March 31, 2002 and does not include:

•	1,290,000 shares of Class A Common Stock that the underwriters have the option to purchase to cover over-allotments;

•	14,058,682 shares of Class B Common Stock, which are convertible on a one-for-one basis into shares of Class A Common Stock;

•	1,529,277 shares of Class C Common Stock, which are convertible on a one-for-one basis into shares of Class A Common Stock;

•	outstanding options to purchase 4,475,117 shares of Class A Common Stock and outstanding options to purchase 2,657,392 shares of Class C Common Stock; and

•	outstanding warrants to purchase 376,909 shares of Class A Common Stock and to purchase 706,424 shares of Class A Common Stock or Class B Common Stock.

Risk Factors

      You should read the “Risk Factors” section beginning on page S-8 of this prospectus supplement, as well as the other cautionary statements throughout the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

Summary Consolidated Financial Data

      The following table is a summary of our consolidated financial data for the periods presented. You should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement and our consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2001, including the consolidated financial information contained therein, which are incorporated by reference into this prospectus supplement. Historical results are not necessarily indicative of results to be expected for any future period. A description of the pro forma adjustments follows the table.

	Year Ended December 31,

				Pro Forma
	1999	2000	2001	2001

				(unaudited)

	(in thousands)
Statement of Operations Data:
Net revenues	$180,019	$225,911	$201,328	$243,699
Station operating expenses excluding depreciation, amortization and LMA fees	133,328	191,336	141,598	164,706
Depreciation and amortization	32,564	44,003	50,585	57,374
LMA fees	4,165	4,825	2,815	2,815
Corporate general and administrative expenses	8,204	18,232	15,180	20,179
Restructuring and impairment charges	—	16,226	6,781	6,781

Operating income (loss)	1,758	(48,711)	(15,631)	(8,156)
Net interest expense	22,877	26,055	28,716	36,691
Other income, net	627	73,280	10,300	10,287
Income tax (expense) benefit	6,870	(812)	3,494	3,294

Net loss	$(13,622)	$(2,298)	$(30,553)	$(31,266)

Preferred stock dividends, deemed dividends, accretion of discount and redemption premium	$23,790	$14,875	$17,743	$17,743

Net loss attributable to common stockholders	$(37,412)	$(17,173)	$(48,296)	$(49,009)

Basic and diluted loss per common share	$(1.50)	$(0.49)	$(1.37)	$(0.96)

Other Financial Data:
Broadcast cash flow(1)	$46,691	$34,575	$59,730	$78,993
EBITDA(2)	38,487	16,343	44,550	58,814
Net cash (used in) provided by operating activities	(13,644)	(14,565)	11,440
Net cash used in investing activities	(192,105)	(190,274)	(48,164)
Net cash (used in) provided by financing activities	400,445	(3,763)	31,053

	As of December 31, 2001

			Pro Forma
	Actual	Pro Forma	As Adjusted

		(unaudited)	(unaudited)
		(in thousands)
Balance Sheet Data:
Total assets	$965,317	$1,365,121	$1,509,274
Long-term debt (including current portion)	320,018	447,705	447,705
Preferred stock subject to mandatory redemption	134,489	134,489	134,489
Stockholders’ equity	423,884	632,970	777,123

(1)	Broadcast cash flow consists of operating income (loss) before depreciation, amortization, LMA fees, corporate general and administrative expenses, non-cash stock compensation expense and restructuring and impairment charges. Although broadcast cash flow is not a measure of performance calculated in accordance with GAAP, we believe that it is useful to an investor in evaluating an investment in our common stock because it is a measure widely used in the broadcasting industry to evaluate a radio company’s operating performance. Nevertheless, it should not be considered in isolation or as a substitute for net income, operating income (loss), cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP. Broadcast cash flow, as we define it, may not be comparable to similarly titled measures employed by other companies.

(2)	EBITDA consists of operating income (loss) before depreciation, amortization, LMA fees, non-cash stock compensation expense and restructuring and impairment charges. Although EBITDA is not a measure of performance calculated in accordance with GAAP, we believe that it is useful to an investor in evaluating an investment in our common stock because it is a measure widely used in the broadcasting industry to evaluate a radio company’s operating performance. Nevertheless, it should not be considered in isolation or as a substitute for net income, operating income (loss), cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP. As EBITDA is not a measure calculated in accordance with GAAP, this measure, as we define it, may not be comparable to similarly titled measures employed by other companies.

     The unaudited pro forma summary consolidated financial data for 2001 describes the pro forma effects of our acquisitions of Aurora Communications and the broadcasting operations of DBBC on our balance sheet as of December 31, 2001 and our statement of operations for the year ended December 31, 2001. The unaudited pro forma summary consolidated operating information reflects adjustments as if those acquisitions had occurred on January 1, 2001, and includes the pro forma effects of Aurora Communications’ acquisition of nine related radio stations in May 2001 as if those acquisitions had occurred on January 1, 2001. We expect to incur integration expenses as well as potential operating efficiencies as a result of the acquisitions of Aurora and DBBC. The unaudited pro forma summary consolidated financial data does not reflect any of these potential expenses and operating efficiencies that may occur due to our integration of Aurora Communications and DBBC.

      In addition,

•	the unaudited pro forma summary consolidated operating information reflects the use of the purchase method of accounting for all acquisitions;

•	the unaudited pro forma summary consolidated balance sheet information reflects adjustments as if the Aurora Communications and DBBC acquisitions and the refinancing of our credit facility had occurred on December 31, 2001; and

•	the unaudited pro forma as adjusted information further adjusts the pro forma information to give effect to the completion of the offering under this prospectus supplement and receipt of the net proceeds to be received by us at closing.

      The financial effects of the transactions presented in the unaudited pro forma summary consolidated financial data are not necessarily indicative of either the financial position or results of operations that would have been obtained had the acquisitions actually occurred on the dates set forth above, nor are they necessarily indicative of the results of future operations.

RISK FACTORS

      Investing in our Class A Common Stock involves a high degree of risk. You should carefully consider the risks described below, as well as other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, results of operations or financial condition could be materially and adversely affected by any of these risks. The trading price of our Class A Common Stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

We operate in a very competitive business environment.

      Radio broadcasting is a highly competitive business. Our stations compete for listeners and advertising revenues directly with other radio stations within their respective markets, as well as with other media, such as newspapers, magazines, cable and broadcast television, outdoor advertising, the Internet and direct mail. In addition, many of our stations compete with groups of two or more radio stations operated by a single operator in the same market.

      Audience ratings and market shares fluctuate, and any adverse change in a particular market could have a material adverse effect on the revenue of stations located in that market. While we already compete with other stations with comparable programming formats in many of our markets, any one of our stations could suffer a reduction in ratings or revenue and could require increased promotion and other expenses, and, consequently, could have a lower broadcast cash flow, if:

•	another radio station in the market were to convert its programming format to a format similar to our station or launch aggressive promotional campaigns;

•	a new station were to adopt a competitive format; or

•	an existing competitor were to strengthen its operations.

      The Telecom Act allows for the consolidation of ownership of radio broadcasting stations in the markets in which we operate or may operate in the future. Some competing consolidated owners may be larger and have substantially more financial and other resources than we do. In addition, increased consolidation in our target markets may result in greater competition for acquisition properties and a corresponding increase in purchase prices paid for these properties by us.

We must respond to the rapid changes in technology, services and standards that characterize our industry in order to remain competitive.

      The radio broadcasting industry is subject to rapid technological change, evolving industry standards and the emergence of competition from new media technologies and services. We cannot assure you that we will have the resources to acquire new technologies or to introduce new services that could compete with these new technologies. Several new media technologies and services are being developed or introduced, including:

•	satellite-delivered digital audio radio service, which has resulted in the introduction of new subscriber-based satellite radio services with numerous niche formats;

•	audio programming by cable systems, direct-broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;

•	in-band on-channel digital radio, which provides multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services; and

•	low-power FM radio, which could result in additional FM radio broadcast outlets.

      We cannot predict the effect, if any, that competition arising from new technologies or regulatory change may have on the radio broadcasting industry or on our financial condition and results of operations.

We face many unpredictable business risks that could have a material adverse effect on our future operations.

      Our future operations are subject to many business risks, including certain risks that specifically influence the radio broadcasting industry, that could have a material adverse effect on our business. These include:

•	changing economic conditions, both generally and relative to the radio broadcasting industry in particular;

•	shifts in population, listenership, demographics or audience tastes;

•	the level of competition from existing or future technologies for advertising revenues, including, but not limited to, other radio stations, satellite radio, television stations, newspapers, the Internet, and other entertainment and communications media; and

•	changes in governmental regulations and policies and actions of federal regulatory bodies, including the U.S. Department of Justice, the Federal Trade Commission and the FCC.

      Given the inherent unpredictability of these variables, we cannot with any degree of certainty predict what effect, if any, these risks will have on our future operations.

There are risks associated with our acquisition strategy.

      We intend to continue to grow through internal expansion and by acquiring radio station clusters and individual radio stations primarily in mid-size markets. We cannot predict whether we will be successful in pursuing these acquisitions or what the consequences of these acquisitions would be. Consummation of our pending acquisitions and any acquisitions in the future are subject to various conditions, such as compliance with FCC and antitrust regulatory requirements. The FCC requirements include:

•	approval of license assignments and transfers;

•	limits on the number of stations a broadcaster may own in a given local market; and

•	other rules or policies, such as the ownership attribution rules, that could limit our ability to acquire stations in certain markets where one or more of our shareholders has other media interests.

      The antitrust regulatory requirements include:

•	filing with the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, referred to as the HSR Act, where applicable;

•	expiration or termination of the waiting period under the HSR Act; and

•	possible review by the U.S. Department of Justice or the Federal Trade Commission of antitrust issues under the HSR Act or otherwise.

      We cannot be certain that any of these conditions will be satisfied. In addition, the FCC has asserted the authority to review levels of local radio market concentration as part of its acquisition approval process, even where proposed assignments would comply with the numerical limits on local radio station ownership in the FCC’s rules and the Communications Act of 1934, referred to as the Communications Act.

      Our acquisition strategy involves numerous other risks, including risks associated with:

•	identifying acquisition candidates and negotiating definitive purchase agreements on satisfactory terms;

•	integrating operations and systems and managing a large and geographically diverse group of stations;

•	diverting management’s attention from other business concerns;

•	potentially losing key employees at acquired stations; and

•	the diminishing number of properties available for sale in mid-size markets.

      We cannot be certain that we will be able to successfully integrate our acquisitions or manage the resulting business effectively, or that any acquisition will achieve the benefits that we anticipate. In addition, we are not certain that we will be able to acquire properties at valuations as favorable as those of previous acquisitions. Depending upon the nature, size and timing of potential future acquisitions, we may be required to raise additional financing in order to consummate additional acquisitions. We cannot assure you that our debt agreements will permit the necessary additional financing or that additional financing will be available to us or, if available, that financing would be on terms acceptable to our management.

Because a significant portion of our total assets is represented by intangible assets and goodwill that is subject to mandatory, annual impairment evaluations, we have written off, and could in the future be required to write off, a significant portion of these assets, which may adversely affect our financial condition and results of operations.

      We have acquired businesses that have been accounted for using the purchase method of accounting. A portion of the purchase prices for these businesses was allocated to identifiable tangible and intangible assets, principally FCC broadcast licenses, based on estimated fair values at the dates of the acquisitions. Any excess purchase price was allocated to goodwill. Prior to January 1, 2002, the cost of FCC broadcast licenses and goodwill was amortized using the straight-line method over an estimated useful life of 25 years. Effective January 1, 2002, upon the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, FCC broadcast licenses and goodwill are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. At December 31, 2001, we had recorded, as unamortized values, $632.2 million of FCC broadcast licenses and $156.9 million of goodwill. As required by the transition provisions of SFAS No. 142, we compared the estimated fair values of our FCC broadcast licenses to the book values by market and, as a result of the comparison, have taken a charge in the first quarter of 2002 of $41.7 million, net of taxes. Also, as required by the transition provisions of SFAS No. 142, we are required to assign goodwill to reporting units and perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. We have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit to evaluate whether an impairment of goodwill exists. There can be no assurance that there will not be further adjustments for impairment in future periods.

      In connection with the elimination of amortization of the cost of our broadcast licenses for financial reporting purposes upon adoption of SFAS No. 142, the reversal of our deferred tax liabilities relating to those intangible assets will no longer be assured within our net operating loss carry-forward period. As a result, we determined it was necessary to establish a valuation allowance against our deferred tax assets and we recorded a $57.9 million non-cash charge to income tax expense upon adoption of SFAS No. 142. We expect to incur deferred tax expense to establish valuation allowances against net operating losses generated in future periods.

Our ability to generate revenue could be affected by economic recession.

      We derive substantially all of our revenue from the sale of advertising time on our radio stations. Generally, advertising tends to decline during economic recessions or downturns. Furthermore, because a substantial portion of our revenue is derived from local advertisers, our ability to generate advertising revenue in specific markets is directly affected by local or regional economic conditions.

      A continued recession, or a downturn in the U.S. economy, or in the economy of any individual geographic market in which we own or operate stations, could have a significant effect on our financial condition or results of operations.

We are dependent on key personnel.

      Our business is managed by a small number of key management and operating personnel, and our loss of one or more of these individuals could have a material adverse effect on our business. We believe that our future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel and to expand, train and manage our employee base. We have entered into employment agreements with some of our key management personnel that include provisions restricting their ability to compete with us under specified circumstances.

      We also employ several on-air personalities with large loyal audiences in their individual markets. The loss of one of these personalities could result in a short-term loss of audience share in that particular market.

The broadcasting industry is subject to extensive and changing Federal regulation.

      The radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act. We are required to obtain licenses from the FCC to operate our stations. Licenses are normally granted for a term of eight years and are renewable. Although the vast majority of FCC radio station licenses are routinely renewed, we cannot assure you that the FCC will approve our future renewal applications or that the renewals will not include conditions or qualifications. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our licenses could have a material adverse effect on us.

      We must also comply with the extensive FCC regulations and policies in the ownership and operation of our radio stations. FCC regulations limit the number of radio stations that a licensee can own in a market, which could restrict our ability to consummate future transactions and in certain circumstances could require us to divest some radio stations. The FCC also requires radio stations to comply with certain technical requirements to limit interference between two or more radio stations. If the FCC relaxes these technical requirements, the signals transmitted by our radio stations could be impaired by other radio stations, which could have a material adverse effect on us. Moreover, these FCC regulations and others may change over time and we cannot assure you that those changes would not have a material adverse effect on us.

We are required to obtain prior FCC approval for each radio station acquisition.

      The consummation of radio station acquisitions requires prior approval of the FCC with respect to the transfer of control or assignment of the broadcast licenses of the acquired stations. The FCC could prohibit or require the restructuring of our future acquisitions, or could propose changes in its existing rules that may reduce the number of stations that we would be permitted to acquire in some markets. In addition, where acquisitions would result in certain local radio advertising revenue concentration thresholds being met, the FCC staff has a policy of reviewing applications for proposed radio station acquisitions with respect to local market concentration concerns, and specifically invites public comment on these applications. This policy may help trigger petitions to deny and informal objections against FCC applications for our pending acquisitions and future acquisitions, as well as FCC staff requests for additional information. There can be no assurance that the FCC will approve potential future acquisitions.

Risks Related to Our Indebtedness

We have substantial indebtedness that could have a material adverse effect on us.

      As of December 31, 2001, and after giving effect to the completion of our recent acquisitions of Aurora Communications and the broadcasting operations of DBBC, and the related refinancings, our long-term debt was $447.7 million, representing approximately 70.7% of our stockholders’ equity on a pro forma basis. Our debt agreements, and the terms of our outstanding preferred stock, have interest and principal repayment and redemption obligations that are substantial in amount and would have a substantial impact on our shareholders.

      The level of our indebtedness could have several important consequences to you. You should note that:

•	a substantial portion of our cash flow is, and will be, dedicated to debt service and is not, and will not be, available for other purposes;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate or other purposes may be impaired in the future;

•	certain of our borrowings are, and will be, at variable rates of interest, which will expose us to the risk of increased interest rates;

•	our leveraged position and the covenants contained in our debt agreements and the terms of our outstanding preferred stock could limit our ability to compete, expand or make capital improvements; and

•	our level of indebtedness could make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

Our ability to fulfill our debt obligations could be adversely affected by many factors.

      Our ability to repay our debt obligations will depend upon our future financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, technological, legislative and regulatory factors, many of which are beyond our control. We cannot be certain that our operating results, cash flow and capital resources will be sufficient to repay our debt and other obligations in the future. In the absence of sufficient operating results and resources, we could face substantial liquidity problems and may be required to:

•	reduce or delay planned acquisitions, expansions and capital expenditures;

•	sell material assets or operations;

•	obtain additional equity capital; or

•	restructure our debt.

      If liquidity problems require us to take any of these actions, we cannot provide you any assurance as to: (1) the timing of any sales or the proceeds that we could realize from these sales, (2) our ability to obtain additional equity capital or successfully complete a restructuring of our debt, or (3) whether these sales, additional equity capital or restructuring of debt could be effected on terms satisfactory to us or at all.

Our debt agreements and the terms of our preferred stock impose significant restrictions on us.

      Our debt agreements, and the terms of our outstanding preferred stock, restrict, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends, make particular types of investments or make other restricted payments;

•	enter into some types of transactions with affiliates;

•	merge or consolidate with any other person; or

•	sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

      In addition, our debt agreements also restrict our ability to incur liens or to sell some assets. Our credit facility also requires us to maintain specified financial ratios and to satisfy certain financial condition tests. Our ability to meet those financial ratios and financial condition tests can be affected by events beyond our control, and we cannot be sure that we will maintain those ratios or meet those tests. A breach of any of these restrictions could result in a default under our debt agreements. Our lenders have taken security interests in substantially all of our consolidated assets, and we have pledged the stock of our subsidiaries to secure the debt under our credit facility. If an event of default under our credit facility occurs, our credit facility lenders could declare all amounts outstanding, including accrued interest, immediately due and payable. If we could not repay those amounts, those lenders could proceed against the collateral pledged to them to secure that indebtedness. If our credit facility indebtedness were accelerated, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness. Our ability to comply with the restrictions and covenants in our debt agreements will depend upon our future performance and various other factors, such as business, competitive, technological, legislative and regulatory factors, some of which are beyond our control. If we fail to comply with the restrictions and covenants in our existing debt agreements, the holders of our debt could declare all amounts owed to them immediately due and payable.

Risks Related to Our Class A Common Stock

The public market for our Class A Common Stock may be volatile.

      We cannot assure you that the market price of our Class A Common Stock will not decline, and the market price could be subject to wide fluctuations in response to such factors as:

•	conditions and trends in the radio broadcasting industry;

•	actual or anticipated variations in our quarterly operating results, including audience share ratings and financial results;

•	changes in financial estimates by securities analysts;

•	technological innovations;

•	competitive developments;

•	adoption of new accounting standards affecting companies in general or affecting companies in the radio broadcasting industry in particular; and

•	general market conditions and other factors.

      Further, the stock markets, and in particular the Nasdaq National Market, on which our Class A Common Stock is listed, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology and media companies and have often been unrelated or disproportionate to the operating performance of such companies. In addition, general economic, political and market conditions such as recessions, interest rate movements or international currency fluctuations, may adversely affect the market price of our Class A Common Stock.

We have never paid and do not expect to pay any cash dividends on our Class A Common Stock.

      We do not anticipate declaring or paying any dividends, except for the payment of scheduled mandatory dividends on our Series A Preferred Stock. We have never declared or paid any cash dividends on our Class A Common Stock and do not anticipate paying cash dividends in the foreseeable future. In addition, our credit facility, indenture, certificate of designations governing our Series A Preferred Stock and, if our Series A Preferred Stock is converted into exchange debentures, our exchange debenture indenture, restrict our ability to pay dividends on our Class A Common Stock.

Certain shareholders control or have the ability to exert significant influence over the voting power of our capital stock.

      As of March 31, 2002, and after giving effect to: (a) the exercise of a warrant to acquire 250,000 shares of Class A Common Stock and (b) the exercise of all of their options exercisable within 60 days of March 31, 2002, Lewis W. Dickey, Jr., our Chairman, President, Chief Executive Officer and a director, John W. Dickey, our Executive Vice President, together with DBBC and DBBC of Georgia, L.L.C., two of our shareholders that are principally controlled by Messrs. L. Dickey, J. Dickey and other members of their family, collectively own 6,354,656 shares, or 17.6%, of our outstanding Class A Common Stock, and 1,490,389 shares, or 57.3%, of our outstanding Class C Common Stock, which collectively represent approximately 34.2% of the outstanding voting power of our common stock. Consequently, they have the ability to exert significant influence over our policies and management. The interests of these shareholders may differ from the interests of our other shareholders.

      As of March 31, 2002, and after giving effect to the exercise of all of their options exercisable within 60 days of March 31, 2002, Richard W. Weening, who served as one of our directors until March 1, 2002, together with CML Holdings, LLC and Quaestus & Co. Inc., two of our shareholders that are principally controlled by Mr. Weening, collectively own 967,550 shares, or 2.7%, of our outstanding Class A Common Stock, and 2,266,437 shares, or 84.4%, of our outstanding Class C Common Stock, which collectively represent approximately 38.0% of the outstanding voting power of our common stock. Consequently, they have the ability to exert significant influence over our policies and management. The interests of these shareholders may differ from the interests of our other shareholders.

      As of March 31, 2002, BA Capital Company, L.P., referred to as BA Capital, and its affiliate, BancAmerica Capital Investors, SBIC I, L.P., referred to as BACI, together own 840,250 shares, or 2.4%, of our Class A Common Stock and 10,924,335 shares, or 73.5%, of our nonvoting Class B Common Stock, which is convertible into shares of Class A Common Stock. BA Capital also holds presently exercisable options to purchase 41,375 shares of our Class A Common Stock, and BACI also holds a warrant to purchase 706,424 shares of our Class A Common Stock or Class B Common Stock. Assuming that those options were exercised for shares of Class A Common Stock and the warrant was exercised for shares of Class A Common Stock, and giving effect to the conversion into shares of Class A Common Stock of all shares of Class B Common Stock held by BA Capital and BACI, BA Capital and BACI would hold approximately 20.1% of the total voting power of our common stock. BA Capital and BACI are both affiliates of Bank of America Corporation. Robert H. Sheridan, III, one of our directors, is a senior vice president and managing director of both BA Capital and BACI. BA Capital has the right to designate one member of our board and Mr. Sheridan currently serves on our board as BA Capital’s designee. As a result, BA Capital, BACI and Mr. Sheridan have the ability to exert significant influence over our policies and management, and their interests may differ from the interests of our other shareholders.

Future sales of our Class A Common Stock in the public market could depress our stock price.

      As of March 31, 2002, assuming completion of the offering of all 8,600,000 shares of Class A Common Stock under this prospectus supplement, and assuming the exercise of outstanding warrants to purchase 126,909 shares of Class A Common Stock and assuming conversion of all shares of Class B Common Stock (including those shares of Class B Common Stock issuable upon exercise of the warrant held by BACI) to shares of Class A Common Stock, we would have outstanding 58,722,467 shares of Class A Common Stock, and 1,529,277 shares of Class C Common Stock (which are convertible into shares of Class A Common Stock on a one-for-one basis). In addition, there would be outstanding options to purchase 4,475,117 shares of Class A Common Stock and a warrant to purchase 250,000 shares of Class A Common Stock, and outstanding options to purchase 2,657,392 shares of Class C Common Stock. Of those outstanding shares of Class A Common Stock, 53,472,467 shares will be freely transferable without restriction (subject to any FCC consent that might be required) under the Securities Act of 1933, as amended, referred to as the Securities Act, or further registration under the Securities Act, except that shares held by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, may generally only be sold subject to certain restrictions as to timing, manner and volume.

      The market price of our Class A Common Stock could drop as a result of sales of a large number of shares of Class A Common Stock in the market after the offering, or the perception that such sales could occur.

USE OF PROCEEDS

      We estimate that our net proceeds from the offering will be approximately $144.0 million, based on an assumed public offering price of $19.38 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their over-allotment option. We intend to use approximately $55.6 million of these net proceeds to fund the purchase price for the Wilks Broadcasting acquisition, and to use the balance for general corporate purposes, which could include repayment of indebtedness or to fund potential future acquisitions. We may temporarily invest funds not required immediately for these purposes in short-term investment-grade securities. Each selling shareholder selling any shares of Class A Common Stock under this prospectus supplement will receive all of the net proceeds from the sale of its shares. In connection with the exercise of warrants by one of the selling shareholders, we will receive approximately $180,000, which we expect to use for general corporate purposes.

PRICE RANGE OF OUR CLASS A COMMON STOCK

      Shares of our Class A Common Stock have been quoted on the Nasdaq National Market under the symbol CMLS since the initial public offering of our Class A Common Stock on July 1, 1998. The following table sets forth, for the calendar quarters indicated, the high and low closing sales prices of our Class A Common Stock on the Nasdaq National Market, as reported in published financial sources.

	High	Low

2000
First Quarter	$50.38	$13.06
Second Quarter	14.63	7.81
Third Quarter	11.56	4.06
Fourth Quarter	7.00	3.19
2001
First Quarter	$8.25	$3.75
Second Quarter	13.95	5.28
Third Quarter	14.26	6.06
Fourth Quarter	16.35	6.35
2002
First Quarter	$19.63	$12.99
Second Quarter (through May 8)	20.45	17.31

      On May 8, 2002, the last reported sale price of our Class A Common Stock on the Nasdaq National Market was $19.38 per share. As of March 31, 2002, there were approximately 325 holders of record of the Class A Common Stock. This figure does not include an estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms or clearing agencies.

DIVIDEND POLICY

      We have not declared or paid any cash dividends on our Class A Common Stock since our inception and do not currently anticipate paying any cash dividends on our Class A Common Stock in the foreseeable future. We intend to retain future earnings for use in our business. We are currently subject to restrictions under the terms of our credit facility, the indenture governing our $160.0 million in aggregate principal amount of 10 3/8% Senior Subordinated Notes due 2008 and the certificate of designations governing our Series A Preferred Stock, which both limit the amount of cash dividends that may be paid on our Class A Common Stock. We may pay cash dividends on our Class A Common Stock in the future only if we meet certain financial tests set forth in the credit facility, the indenture and the certificate of designations governing our Series A Preferred Stock and only if we fulfill our obligations to pay dividends to the holders of our Series A Preferred Stock.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents, and capitalization, as of December 31, 2001, (1) on an actual basis, (2) on a pro forma basis to give effect to our acquisitions of Aurora Communications and the broadcasting operations of DBBC, which we completed on March 28, 2002, and the retirement of all debt under our old credit facility and our borrowings under our new credit facility, which we completed concurrently with those two acquisitions, and (3) on a pro forma as adjusted basis to give effect to those acquisitions and the related refinancing and also to give effect to the completion of the offering and the receipt of the net proceeds from this offering to be received by us at closing (assuming that the underwriters’ over-allotment option is not exercised). This table should be read in conjunction with our consolidated financial statements and related notes in our Annual Report on Form 10-K for the year ended December 31, 2001, incorporated by reference herein.

	As of December 31, 2001

			Pro Forma
	Actual	Pro Forma	As Adjusted

		(unaudited)
		(in thousands)	(unaudited)
Cash and cash equivalents	$5,308	$6,112	$150,265
Restricted cash	13,000	13,000	13,000
Long-term debt, including current maturities:
Old credit facility	159,813	—	—
Credit facility	—	287,500	287,500
Senior subordinated notes	160,000	160,000	160,000
Other long-term debt	205	205	205

Total long-term debt	320,018	447,705	447,705
Series A Preferred Stock(1)	134,489	134,489	134,489
Stockholders’ equity:
Class A Common Stock(2)	285	346	432
Class B Common Stock(3)	59	149	141
Class C Common Stock(4)	15	15	15
Additional paid-in capital	504,259	703,777	847,852
Accumulated deficit	(61,333)	(61,333)	(61,333)
Issued Class A Common Stock held in escrow(5)	(9,417)	—	—
Loans to officers	(9,984)	(9,984)	(9,984)

Total stockholders’ equity	423,884	632,970	777,123

Total capitalization	$878,391	$1,215,164	$1,359,317

(1)	As of December 31, 2001, there were 130,020 shares of Series A Preferred Stock issued and outstanding (actual, pro forma and pro forma as adjusted).

(2)	As of December 31, 2001, there were 100,000,000 shares of Class A Common Stock authorized, 28,505,887 shares issued and 27,735,887 shares outstanding (actual), 34,592,730 shares issued and outstanding (pro forma) and 43,192,730 shares issued and outstanding (pro forma as adjusted).

(3)	As of December 31, 2001, there were 20,000,000 shares of Class B Common Stock authorized, 5,914,343 shares (actual), 14,858,682 shares (pro forma) and 14,058,682 shares (pro forma as adjusted) issued and outstanding.

(4)	As of December 31, 2001, there were 30,000,000 shares of Class C Common Stock authorized, 1,529,277 shares issued and outstanding (actual, pro forma and pro forma as adjusted).

(5)	As of December 31, 2001, there were 770,000 shares of Class A Common Stock held in escrow and treated as issued but not outstanding (actual).

DILUTION

      Our net tangible book value at December 31, 2001 was $249 million, or $7.07 per common share. Net tangible book value is the amount of our total assets less goodwill, deferred financing costs, total liabilities, and preferred stock subject to mandatory redemption. Net tangible book value per common share is net tangible book value divided by the number of shares of common stock outstanding. Net pro forma tangible book value per common share is determined by dividing our net tangible book value by the number of shares of our common stock outstanding after giving effect to this offering. Assuming no changes in our net tangible book value, other than to give effect to the sale of the Class A Common Stock offered by this prospectus supplement and the accompanying prospectus our pro forma net tangible book value at December 31, 2001 would have been $393 million, or $9.14 per common share.

      This represents an immediate increase in pro forma net tangible book value of $2.07 per common share to existing stockholders, and an immediate dilution in pro forma net tangible book value of $10.24 per common share to new investors purchasing our Class A Common Stock in this offering. The following table illustrates this per share dilution.

Assumed offering price per common share		$19.38
Net tangible book value per common share at December 31, 2001	$7.07
Increase per share attributable to new investors	$2.07

Net tangible book value per common share after this offering		$9.14

Dilution per common share to new investors		$10.24

      If we had completed our acquisitions of Aurora Communications and the broadcasting operations of DBBC on December 31, 2001, our net tangible book value at December 31, 2001 would have been $375 million, or $7.36 per common share. After giving effect to the sale of the Class A Common Stock offered by this prospectus supplement and the accompanying prospectus our pro forma net tangible book value at December 31, 2001 would have been $519 million, or $8.83 per common share. This would represent an immediate increase in pro forma net tangible book value of $1.47 per common share to existing investors, and an immediate decrease in pro forma net tangible book value of $10.55 per common share to new investors purchasing our Class A Common Stock in this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The selected consolidated historical financial data presented below has been derived from our audited consolidated financial statements as of and for the years ended December 31, 2001, 2000, 1999, 1998 and as of and for the period from inception on May 22, 1997 to December 31, 1997. Our consolidated historical financial data are not comparable from year to year because of our acquisition and disposition of various radio stations during the periods covered. This data should be read in conjunction with our audited, consolidated financial statements and their related notes, as set forth in our Annual Report on Form 10-K for the year ended December 31, 2001, incorporated by reference herein, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

	Period From
	Inception on
	May 22, 1997	Year Ended December 31,
	to December 31,
	1997	1998	1999	2000	2001

	(in thousands)
Statement of Operations Data:
Net revenues	$9,163	$98,787	$180,019	$225,911	$201,328
Station operating expenses excluding depreciation, amortization and LMA fees	7,147	72,154	133,328	191,336	141,598
Depreciation and amortization	1,671	17,113	32,564	44,003	50,585
LMA fees	—	2,404	4,165	4,825	2,815
Corporate general and administrative expenses (includes non-cash stock compensation expense of $1,689, $0, $0, $0, and $0, respectively)	2,965	5,607	8,204	18,232	15,180
Restructuring and impairment charges	—	—	—	16,226	6,781

Operating income (loss)	(2,620)	1,509	1,758	(48,711)	(15,631)
Net interest expense	837	13,178	22,877	26,055	28,716
Other income (expense), net	(54)	(2)	627	73,280	10,300
Income tax (expense) benefit	(67)	2,226	6,870	(812)	3,494

Loss before extraordinary item	(3,578)	(9,445)	(13,622)	(2,298)	(30,553)
Extraordinary loss on early extinguishment of debt	—	(1,837)	—	—	—

Net loss	$(3,578)	$(11,282)	$(13,622)	$(2,298)	$(30,553)

Preferred stock dividends, deemed dividends, accretion of discount and redemption premium	$274	$13,591	$23,790	$14,875	$17,743

Net loss attributable to common stockholders	$(3,852)	$(24,873)	$(37,412)	$(17,173)	$(48,296)

Basic and diluted loss per common share	$(0.31)	$(1.55)	$(1.50)	$(0.49)	$(1.37)

	Period From
	Inception on
	May 22, 1997	Year Ended December 31,
	to December 31,
	1997	1998	1999	2000	2001

	(in thousands)
Other Financial Data:
Broadcast cash flow(1)	$2,016	$26,633	$46,691	$34,575	$59,730
EBITDA(2)	740	21,026	38,487	16,343	44,550
Net cash provided by (used in) operating activities	(1,887)	(4,653)	(13,644)	(14,565)	11,440
Net cash used in investing activities	(95,100)	(351,025)	(192,105)	(190,274)	(48,164)
Net cash (used in) provided by financing activities	98,560	378,990	400,445	(3,763)	31,053

	As of December 31,

	1997	1998	1999	2000	2001

	(in thousands)
Balance Sheet Data:
Total assets	$110,441	$514,363	$914,888	$966,010	$965,317
Long-term debt (including current portion)	42,801	222,767	285,247	285,228	320,018
Preferred stock subject to mandatory redemption	13,426	133,741	102,732	119,708	134,489
Stockholders’ equity	49,976	127,554	488,442	471,872	423,884

(1)	Broadcast cash flow consists of operating income (loss) before depreciation, amortization, LMA fees, corporate general and administrative expenses, non-cash stock compensation expense and restructuring and impairment charges. Although broadcast cash flow is not a measure of performance calculated in accordance with GAAP, we believe that it is useful to an investor in evaluating an investment in our common stock because it is a measure widely used in the broadcasting industry to evaluate a radio company’s operating performance. Nevertheless, it should not be considered in isolation or as a substitute for net income, operating income (loss), cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP. Broadcast cash flow, as we define it, may not be comparable to similarly titled measures employed by other companies.

(2)	EBITDA consists of operating income (loss) before depreciation, amortization, LMA fees, non-cash stock compensation expense and restructuring and impairment charges. Although EBITDA is not a measure of performance calculated in accordance with GAAP, we believe that it is useful to an investor in evaluating an investment in our common stock because it is a measure widely used in the broadcasting industry to evaluate a radio company’s operating performance. Nevertheless, it should not be considered in isolation or as a substitute for net income, operating income (loss), cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP. As EBITDA is not a measure calculated in accordance with GAAP, this measure, as we define it, may not be comparable to similarly titled measures employed by other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following is a discussion of key factors that have affected our business since its inception on May 22, 1997. You should read the following information in conjunction with our consolidated financial statements and notes to our consolidated financial statements from our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference herein. This discussion contains certain forward-looking statements that involve risks and uncertainties. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, what impact they will have on us.

Overview

      For the period from our inception through December 31, 2001, we have acquired or entered into local marketing, management and consulting agreements with radio stations throughout the United States and the Caribbean. The following discussion of our financial condition and results of operations includes the results of these acquisitions and local marketing, management and consulting agreements.

      As of December 31, 2001, we owned and operated 208 stations in 44 U.S. markets and provided sales and marketing services under local marketing, management and consulting agreements to 14 stations in six U.S. markets, pending FCC approval of the acquisition of these stations. We currently own five stations and have obtained a license to commence operations on one station in the English-speaking Caribbean market. We are the second largest radio broadcasting company in the United States based on number of stations. We believe we are the ninth largest radio broadcasting company in the United States by net revenues, based on our 2001 pro forma net revenues. As of the date of this prospectus supplement, we would own and operate a total of 250 radio stations in 53 U.S. markets upon FCC approval and consummation of all pending acquisitions and divestitures.

Recent Events

      On May 7, 2002, we announced our operating results for the first quarter ended March 31, 2002. We had first quarter net revenues of $44.9 million, broadcast cash flow of $11.5 million and EBITDA of $8.0 million. On a pro forma basis giving effect to all acquisitions and dispositions entered into or consummated during the quarter, including the acquisitions of Aurora Communications and of the broadcasting operations of DBBC, described below, we had first quarter net revenues of $54.2 million, broadcast cash flow of $15.3 million and EBITDA of $11.8 million.

      On March 28, 2002, we announced the completion of the acquisitions of Aurora Communications and of the broadcasting operations of DBBC. These properties represented opportunities to acquire premiere portfolios in very attractive mid-size markets. Aurora Communications owned and operated 18 radio stations in five markets in suburban New York and Connecticut, including Westchester County, New York (market rank 59), Bridgeport, Connecticut (market rank 110), Newburgh-Middletown, New York (market rank 143), Poughkeepsie, New York (market rank 160) and Danbury, Connecticut (market rank 194). DBBC’s broadcasting operations consisted of three radio stations in Nashville, Tennessee (market rank 44). Based on a closing sale price of our Class A Common Stock on March 27, 2002 of $18.42, the transactions were valued at approximately $294 million and $119 million, respectively.

      Concurrently with the completion of the Aurora Communications and DBBC acquisitions, we entered into a new $400 million credit facility. The new facility, which replaced our outstanding bank credit facility, is comprised of an unfunded $112.5 million revolving commitment, a seven-year, $112.5 million term loan, referred to as tranche A, and an eight-year, $175.0 million term loan, referred to as tranche B . The proceeds of the term loans, which were funded on March 28, 2002, were primarily used to repay amounts outstanding under our old credit facility and to fund the cash portions of the purchase price for the Aurora Communications and DBBC acquisitions. Both the revolving credit facility and the term loan borrowings bear interest, at our option, at a specified base rate or a LIBOR-based rate, plus, in each case, a specified margin. At March 31, 2002, our effective interest rate on the outstanding borrowings under our new credit facility was 4.938% per year.

      On May 7, 2002, we announced that we had entered into a definitive agreement with Wilks Broadcasting, LLC and its subsidiary, Wilks License Co., LLC, to acquire five radio stations serving the Saginaw, Michigan market (market rank 129), for a purchase price of approximately $55.6 million in cash. We expect the closing of this transaction, which is conditioned on the receipt of all necessary regulatory approvals, to occur prior to the end of 2002.

      On January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, which eliminates the annual amortization of goodwill and certain intangible assets with indefinite lives, such as FCC broadcast licenses. During the quarter ended March 31, 2002, we compared the estimated fair values of our FCC broadcast licenses to their recorded amounts, in accordance with the provisions of SFAS No. 142. As a result of this comparison, we have taken a charge in the first quarter of 2002 to write down the recorded amounts of our FCC broadcast licenses by $41.7 million, net of taxes. SFAS No. 142 also required us to assign goodwill to reporting units and perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. We have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit to evaluate whether an impairment of goodwill exists. There can be no assurance that there will not be further adjustments for impairment in future periods.

      In connection with the elimination of amortization of the cost of our broadcast licenses for financial reporting purposes upon adoption of SFAS No. 142, the reversal of our deferred tax liabilities relating to those intangible assets will no longer be assured within our net operating loss carry-forward period. As a result, we determined it was necessary to establish a valuation allowance against our deferred tax assets and recorded a $57.9 million non-cash charge to income tax expense during the three months ended March 31, 2002. We recorded additional deferred tax expense of $4.5 million to establish a valuation allowance against net operating loss carry-forwards generated during the quarter ended March 31, 2002, resulting from amortization of goodwill and broadcast licenses that is deductible for tax purposes but is no longer amortized in the financial statements. We expect to incur deferred tax expense to establish valuation allowances against net operating losses generated in future periods.

Advertising Revenue and Broadcast Cash Flow

      Our primary source of revenues is the sale of advertising time on our radio stations. Our sales of advertising time are primarily affected by the demand for advertising time from local, regional and national advertisers and the advertising rates charged by our radio stations. Advertising demand and rates are based primarily on a station’s ability to attract audiences in the demographic groups targeted by its advertisers, as measured principally by Arbitron on a periodic basis, generally two or four times per year. Because audience ratings in local markets are crucial to a station’s financial success, we endeavor to develop strong listener loyalty. We believe that the diversification of formats on our stations helps to insulate them from the effects of changes in the musical tastes of the public with respect to any particular format.

      The number of advertisements that can be broadcast without jeopardizing listening levels and the resulting rating is limited in part by the format of a particular station. Our stations strive to maximize revenue by constantly managing the number of commercials available for sale and adjusting prices based upon local market conditions. In the broadcasting industry, radio stations sometimes utilize trade or barter agreements that exchange advertising time for goods or services such as travel or lodging, instead of for cash. Our use of trade agreements resulted in immaterial operating income during the years ended December 31, 2001, 2000 and 1999. We will seek to continue to minimize our use of trade agreements.

      Our advertising contracts are generally short-term. We generate most of our revenue from local and regional advertising, which is sold primarily by our stations’ sales staffs. During the years ended December 31, 2001, 2000, and 1999 approximately 88%, 89%, and 89%, respectively, of our revenues were from local advertising. To generate national advertising sales, we engage Interep National Radio Sales, Inc., a national representative company.

      Our revenues vary throughout the year. As is typical in the radio broadcasting industry, we expect our first calendar quarter will produce the lowest revenues for the year, and the second and fourth calendar quarters will generally produce the highest revenues for the year, with the exception of certain of our stations, such as those in Myrtle Beach, South Carolina, where the stations generally earn higher revenues in the second and third quarters of the year because of the higher seasonal population in those communities. Our operating results in any period may be affected by advertising and promotion expenses that typically do not have an effect on revenue generation until future periods, if at all.

      Our most significant station operating expenses are employee salaries and commissions, programming expenses, advertising and promotional expenditures, technical expenses, and general and administrative expenses. We strive to control these expenses by working closely with local market management. The performance of radio station groups, such as ours, is customarily measured by the ability to generate broadcast cash flow.

Results of Operations

      Management’s discussion and analysis of results of operations for the years ended December 31, 2001, 2000 and 1999 have been presented on an historical basis. Additionally, for net revenue, operating expenses, and operating income before depreciation and amortization we have included management’s discussion and analysis of results of operations on a pro forma basis.

     Year Ended December 31, 2001 Versus the Year Ended December 31, 2000

      Net Revenues. Net revenues decreased $24.6 million, or 10.9%, to $201.3 million for the year ended December 31, 2001, from $225.9 million for the year ended December 31, 2000. This decrease was primarily attributable to the disposition of radio stations during fiscal 2000 and the first quarter of 2001 (approximately $16.5 million of the decrease), lower sales volume associated with our implementation of stringent credit and collections policies and the current economic slowdown and tightening corporate advertising budgets (approximately $8.1 million of the decrease), which has impacted the entire broadcast industry. The September 11, 2001 terrorist attacks in New York, NY, which significantly affected fourth quarter 2001 advertising sales, also contributed to the decrease in revenues versus the prior year.

      In addition, on a same station basis, net revenue for the 163 stations in 32 markets operated for at least a full year decreased $7.6 million or 5.4% to $131.7 million for the year ended December 31, 2001, compared to net revenues of $139.3 million for the year ended December 31, 2000. The decrease in same station net revenue was primarily the result of our implementation of stringent credit and collections policies and the current economic slowdown and tightening corporate advertising budgets, which has impacted the entire broadcast industry, as well as the events of September 11, 2001, which significantly affected fourth quarter 2001 advertising sales.

      Station Operating Expenses, excluding Depreciation, Amortization and LMA Fees. Station operating expenses excluding depreciation, amortization and LMA fees decreased $49.7 million, or 26.0%, to $141.6 million for the year ended December 31, 2001, from $191.3 million for the year ended December 31, 2000. This decrease was primarily attributable to: (1) a decrease in the station portfolio due to the disposition of radio stations during fiscal 2000 and 2001 (approximately $12.5 million of the decrease), (2) expense reductions achieved as a result of improved management control of cost of sales and other operating expense saving initiatives (approximately $18.2 million of the decrease), and (3) a $19.0 million decrease in the amount of bad debt expense recognized in 2001 versus 2000. The provision for doubtful accounts was $4.8 million for the year ended December 31, 2001, as compared with $23.8 million for the year ended December 31, 2000. As a percentage of net revenues, the provision for doubtful accounts decreased to 2.4% for the year ended December 31, 2001, as compared with 10.5% for the year ended December 31, 2000. The decrease in the provision for doubtful accounts as a percentage of revenue was the direct result of management’s implementation of stringent credit and collection policies that have yielded significantly lower levels of bad debt expense and accounts receivable write-off experience. The unusually high bad debt expense recorded in the prior year was primarily the result of the following factors: (a) the completion of the first and second phases of the asset exchange and sales transactions with Clear Channel Communications, and the coincidental loss of local employee incentive to enforce the collection of receivables in divested markets; (b) the detrimental effects of certain pre-existing credit and collection policies and sales employee compensation policies; (c) the significant turnover of management and sales force, including representatives who maintained relationships with trade debtors and had responsibility for ensuring collection of outstanding invoices; and (d) the overall declines in the U.S. economy.

      In addition, on a same station basis, for the 163 stations in 32 markets operated for at least a full year, station operating expenses excluding depreciation, amortization and LMA fees decreased $14.3 million, or 13.1%, to $94.7 million for the year ended December 31, 2001, compared to $109.0 million for the year ended December 31, 2000. For comparative purposes, the unusually high bad debt charge for 2000 (approximately $20.2 million) has been excluded from same station operating expenses for the year ended December 31, 2000. The decrease in same station operating expenses excluding depreciation, amortization and LMA fees is attributable to improved management control of costs of sales and other expense saving initiatives.

      Depreciation and Amortization. Depreciation and amortization increased $6.6 million, or 15.0%, to $50.6 million for the year ended December 31, 2001, compared to $44.0 million for the year ended December 31, 2000. This increase was primarily attributable to depreciation and amortization relating to radio station acquisitions consummated during 2001 and a full year of depreciation and amortization on radio station acquisitions consummated during 2000. Partially offsetting this increase was a reduction for depreciation and amortization of stations that were divested during 2001 and 2000.

      LMA Fees. LMA fees decreased $2.0 million, or 41.7%, to $2.8 million for the year ended December 31, 2001, from $4.8 million for the year ended December 31, 2000. This decrease was primarily attributable to the purchase of radio stations subsequent to December 31, 2000 that were formerly operated under local marketing, management and consulting agreements and the related discontinuance of fees associated with such agreements.

      Corporate, General and Administrative Expenses. Corporate, general and administrative expenses decreased $3.1 million, or 16.7%, to $15.2 million for the year ended December 31, 2001, compared to $18.2 million for the year ended December 31, 2000. Certain unusual reorganization, severance and travel expenses along with unusually high audit and legal expenses incurred during the year ended December 31, 2000 primarily contributed to the increased corporate expenses in that year. The decrease in corporate general and administrative expense for 2001 was also attributable to the successful consolidation of our corporate offices, formerly located in Chicago, Illinois and Milwaukee, Wisconsin, to Atlanta, Georgia and the related cost savings associated with the elimination of duplicative corporate resources.

      Restructuring and Impairment Charges. Restructuring and impairment charges decreased $9.4 million, or 58.2%, to $6.8 million for the year ended December 31, 2001, from $16.2 million for the year ended December 31, 2000. During the quarter ended December 31, 2001, certain events and circumstances caused us to review the carrying amounts of the long-lived assets of our Caribbean operations. These events included the continued deterioration of the business climate in the English-speaking Caribbean, which has generated valuation declines of media-related enterprises in the area, and management’s determination that the Caribbean operations are not expected to generate the future cash flows that were projected in prior periods. Certain long-lived assets were determined to be impaired because the carrying amounts of the assets exceeded the undiscounted future cash flows expected to be derived from the assets. These impairment losses were measured as the amount by which the carrying amounts of the assets exceeded the fair values of the assets, determined based on the discounted future cash flows expected to be derived from the assets. The resulting impairment charges totaled $6.8 million, consisting of a $5.4 million charge to write off goodwill and the related broadcast license, and a $1.4 million charge to write down property and equipment. For the year ended December 31, 2001, net revenue and operating loss (prior to the impairment charge) of our Caribbean operations were $1.3 million and $0.9 million, respectively.

      During June 2000, we implemented two separate Board-approved restructuring programs to: (1) focus our operations on our core business, radio broadcasting, by terminating several Internet service pilot projects and Internet infrastructure development projects, and (2) make our corporate infrastructure more efficient and responsive to our markets by relocating effective October 1, 2000, all corporate services that had been conducted in Milwaukee, Wisconsin and Chicago, Illinois to Atlanta, Georgia.

      Total costs incurred as a result of the restructuring programs were $9.3 million, which included severance and related charges associated with the reduction in force, charges related to vacating leased facilities, impaired leasehold improvements at vacated leased facilities, and impaired assets related to the Internet businesses.

      In connection with the continued strategic initiative to focus on our core radio business, we also conducted a review of certain non-radio operations during the fourth quarter of 2000. This strategic review triggered an impairment review of the long-lived assets of these operations, and we determined that the carrying value of certain long-lived assets exceeded the projected undiscounted future net cash flows expected to be generated by such assets. The estimated future net cash flows were estimated based on present levels of sales volume, because we do not expect to devote significant funding to the development of products and services provided by these non-radio operations in the future. Accordingly, we recorded a $6.9 million impairment write-down consisting of the following: (a) a $5.1 million impairment charge to write off goodwill of Broadcast Software International, Inc., referred to as BSI, and (b) a $1.8 million impairment charge to write off the net assets of our wholly owned subsidiary, The Advisory Board of Nevada. For the year ended December 31, 2000, net revenue and operating loss of BSI were $1.2 million and $5.7 million, respectively. For the year ended December 31, 2000, net revenue and operating loss of The Advisory Board of Nevada were $1.3 million and $0.5 million, respectively.

      Other Expense (Income). Interest expense, net of interest income, increased by $2.7 million, or 10.2%, to $28.7 million for the year ended December 31, 2001, compared to $26.1 million for the year ended December 31, 2000. This increase was primarily attributable to lower cash reserves and related decreases in interest income earned. The increase in our debt levels under our credit facility ($160.0 million as of December 31, 2001 versus

$125.0 million as of December 31, 2000) did not materially increase interest expense for the year ended December 31, 2001 due to decreasing interest rates on the respective outstanding debt amounts (5.2% effective interest rate as of December 31, 2001 versus 10.07% as of December 31, 2000).

      Other Income, net, decreased to $10.3 million for the year ended December 31, 2001, compared to $73.3 million in the prior year. Other Income, net, in the prior year, was primarily attributable to gains on the sale of assets. Other Income, net, in the current year is primarily the result of gains on asset sales during the year (approximately $19.9 million), offset by a $9.6 million charge we recorded in connection with a proposed settlement of certain class action lawsuits.

      Income Tax Expense (Benefit). Income tax expense decreased by $4.3 million, to an income tax benefit of $3.5 million for the year ended December 31, 2001, compared to income tax expense of $0.8 million for the year ended December 31, 2000. This decrease was primarily attributable to a larger loss before income taxes along with a $15.0 million book versus tax gain difference realized on assets sold in January 2001. The book versus tax gain difference contributed to a significantly lower effective tax rate for the current year.

      Preferred Stock Dividends, Deemed Dividends, Accretion of Discount and Premium on Redemption of Preferred Stock. Preferred stock dividends, accretion of discount and premium on redemption of preferred stock increased $2.9 million, or 19.3%, to $17.7 million for the year ended December 31, 2001, compared to $14.9 million for the year ended December 31, 2000. This increase was attributable to: (1) increased dividends resulting from increasing levels of our Series A Preferred Stock ($2.2 million of increase), (2) dividends associated with our issuance of Series B Preferred Stock in October 2000 ($0.3 million of increase), and (3) the accretion of $0.4 million, representing the remaining unamortized original issue costs, recognized as a result of our redemption of all of the outstanding Series B Preferred Stock during the quarter ended December 31, 2001.

      Net Loss Attributable to Common Stockholders. As a result of the factors described above, net loss attributable to common stockholders increased $31.1 million, or 181.2%, to $48.3 million for the year ended December 31, 2001, compared to $17.2 million for the year ended December 31, 2000.

      Broadcast Cash Flow. As a result of the factors described above, broadcast cash flow increased $25.2 million, or 72.8%, to $59.7 million for the year ended December 31, 2001, compared to $34.6 million for the year ended December 31, 2000. Broadcast cash flow consists of operating income (loss) before depreciation, amortization, LMA fees, corporate general and administrative expenses, non-cash stock compensation expense and restructuring and impairment charges. Although broadcast cash flow is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcasting industry to evaluate a radio company’s operating performance. Nevertheless, it should not be considered in isolation or as a substitute for net income, operating income (loss), cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP. Broadcast cash flow, as we define it, may not be comparable to similarly titled measures employed by other companies.

      EBITDA. As a result of the factors described above, EBITDA increased $28.2 million, or 172.6%, to $44.6 million for the year ended December 31, 2001, compared to $16.3 million for the year ended December 31, 2000. EBITDA consists of operating income (loss) before depreciation, amortization, LMA fees, non-cash stock compensation expense and restructuring and impairment charges. Although EBITDA is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcasting industry to evaluate a radio company’s operating performance. Nevertheless, it should not be considered in isolation or as a substitute for net income, operating income (loss), cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP. As EBITDA is not a measure calculated in accordance with GAAP, this measure, as we define it, may not be comparable to similarly titled measures employed by other companies.

      Intangible Assets. Intangible assets, net of amortization, were $791.9 million and $763.0 million as of December 31, 2001 and 2000, respectively. These intangible asset balances primarily consist of broadcast licenses and goodwill, although we possess certain other intangible assets obtained in connection with our acquisitions, such as non-compete agreements. The increase in intangible assets, net during 2001 is attributable to acquisitions during the period, less the net dispositions in the asset exchange and sale transaction with Clear Channel. Specifically identified intangible assets, including broadcasting licenses, are recorded at their estimated fair value on the date of the related acquisition. Goodwill represents the excess of purchase price over the fair value of tangible assets and specifically identified intangible assets. Although intangible assets are recorded in our financial statements at amortized cost, we believe that such assets, especially broadcast licenses, can significantly appreciate in value by successfully executing our operating strategies. During 2001, we recognized a gain of approximately $16.0 million as a result of the asset exchange and sale transaction with Clear Channel Communications. We also recognized similar gains in fiscal 2000. We believe these gains indicate that certain internally generated intangible assets, which are not recorded for accounting purposes, can significantly increase the value of our portfolio of stations over time. Our strategic initiative to focus on our core radio business is designed to enhance the overall value of our stations and maximize the value of the related broadcast licenses.

Pro Forma— Year Ended December 31, 2001 Versus the Year Ended December 31, 2000

      The pro forma results for 2001 compared to 2000 presented below assume that the 221 radio stations in 45 markets that we owned or operated for any portion of 2001 were acquired effective January 1, 2000. The pro forma analysis presented below excludes: (1) the performance of non-radio subsidiaries Advisory Board of Nevada, Inc. and BSI, (2) start-up operating expenses incurred in the Houston, Texas market during the fourth quarter of 2001, (3) the unusual bad debt expense we recorded for the year ended December 31, 2000, and (4) the results of the Aurora Communications, DBBC, and certain other pending acquisitions that we did not operate during 2001 (see also the table below for a reconciliation of GAAP results to pro forma results for these periods).

	Year Ended December 31,

	2000	2001

	(in thousands)
Net revenues	$210,687	$199,472
Station operating expenses excluding depreciation and amortization and LMA fees	155,160	137,635

Broadcast cash flow	$55,527	$61,837

Reconciliation Between Historical GAAP Results and Pro Forma Results

	Year Ended December 31, 2000				Year Ended December 31, 2001

	Historical			Pro Forma	Historical			Pro Forma
	GAAP	Adjustments		Results	GAAP	Adjustments		Results

				(unaudited)				(unaudited)

	(in thousands)
Net Revenue	$225,911	$(15,224	)(1)	$210,687	$201,328	$(1,856	)(3)	$199,472
Station operating expenses excluding depreciation and amortization and LMA fees	191,336	(36,176	)(2)	155,160	141,598	(3,963	)(4)	137,635

Broadcast cash flow	$34,575	$20,952		$55,527	$59,730	$2,107		$61,837

(1)	Reflects an increase in revenues for acquisitions offset by an elimination of revenue from divested markets or businesses ($14.0 million of decrease) and the elimination of revenue associated with Broadcast Software International ($1.2 million of decrease).

(2)	Reflects an increase in expenses for acquisitions offset by an elimination of expenses from divested markets or businesses ($11.8 million of decrease), the elimination of an unusual bad debt charge incurred in fiscal 2000 ($22.9 million of decrease) and the elimination of expenses associated with Broadcast Software International ($1.5 million).

(3)	Reflects elimination of revenues from divested markets or businesses ($1.0 million of decrease) and Broadcast Software International ($0.9 million of decrease).

(4)	Reflects elimination of operating expenses from divested markets or businesses ($1.7 million of decrease), Broadcast Software International ($1.5 million of decrease) and start-up operating expenses in Houston market ($0.8 million of decrease).

     Pro forma net revenues for the year ended December 31, 2001 decreased 5.3% to $199.5 million. Pro forma station operating expenses excluding depreciation, amortization and LMA fees for the year ended December 31, 2001 decreased 11.3% to $137.6 million, from $155.2 million for the year ended December 31, 2000. The decrease in pro forma net revenues from 2000 to 2001 is due to lower sales volume associated with our implementation of stringent credit and collections policies and the current economic slowdown and tightening corporate advertising budgets, which has impacted the entire broadcast industry. The majority of the decrease in pro forma station operating expenses excluding depreciation, amortization and LMA fees is due to expense reductions achieved as a result of improved management control of cost of sale and other operating expense saving initiatives.

Year Ended December 31, 2000 Versus the Year Ended December 31, 1999

      Net Revenues. Net revenues increased $45.9 million, or 25.5%, to $225.9 million for the year ended December 31, 2000, from $180.0 million for the year ended December 31, 1999. This increase was primarily attributable to the acquisition of radio stations during the year ended December 31, 2000 (approximately $22.3 million of increase), operating certain radio stations acquired in 1999 for a full twelve months (approximately $8.4 million of increase), and improved spot utilization.

      In addition, on a same station basis, net revenue for the 160 stations in 30 markets operated for at least a full year increased $2.1 million, or 1.7%, to $126.5 million for the year ended December 31, 2000, compared to net revenues of $124.4 million for the year ended December 31, 1999. The increase in same station net revenue is the result of additional local revenue generated from improved spot utilization from the sale of radio spots.

      Station Operating Expenses, excluding Depreciation, Amortization and LMA Fees. Station operating expenses excluding depreciation, amortization and LMA fees increased $58.0 million, or 43.5%, to $191.3 million for the year ended December 31, 2000, from $133.3 million for the year ended December 31, 1999. This increase was primarily attributable to the acquisition of radio stations during the year ended December 31, 2000 (approximately $14.6 million of increase), operating certain radio stations acquired in 1999 for a full 12 months (approximately $5.5 million of increase), as well as the recognition of unusual bad debt expense of approximately $20.2 million. The unusually high bad debt expense recorded for the year ended December 31, 2000 was primarily the result of the following factors: (1) the completion of the first and second phases of the asset exchange and sales transactions with Clear Channel Communications, and the coincidental loss of local employee incentive to enforce the collection of receivables in divested markets, (2) the detrimental effects of certain pre-existing credit and collection policies and sales employee compensation policies, (3) significant turnover of management and sales force, including representatives who maintained relationships with trade debtors and had responsibility for ensuring collection of outstanding invoices, and (4) overall declines in the U.S. economy. During the third quarter of 2000, we implemented a new credit and collection policy across all markets designed to ensure uniform procedures for the extension of credit and the collection of receivables. The management team has also created incentives for our sales personnel in each of our markets to collect delinquent accounts receivable.

      In addition, on a same station basis, for the 160 stations in 30 markets operated for at least a full year, station operating expenses excluding depreciation, amortization and LMA fees increased $4.6 million, or 5.0%, to $96.9 million for the year ended December 31, 2000, compared to $92.3 million for the year ended December 31, 1999. The increase in same station operating expenses excluding depreciation, amortization and LMA fees is primarily attributable to the increased variable selling costs associated with additional same station net revenue discussed above (approximately $4.4 million of increase).

      Depreciation and Amortization. Depreciation and amortization increased $11.4 million, or 35.0%, to $44.0 million for the year ended December 31, 2000, compared to $32.6 million for the year ended December 31, 1999. This increase was primarily attributable to depreciation and amortization relating to radio station acquisitions consummated during 2000 and a full year of depreciation and amortization on radio station acquisitions consummated during 1999.

      LMA Fees. LMA fees increased $0.6 million, or 14.3%, to $4.8 million for the year ended December 31, 2000, from $4.2 million for the year ended December 31, 1999. This increase was primarily attributable to local marketing, management and consulting fees paid to sellers in connection with the commencement of operations, management of or consulting services provided to radio stations during 2000.

      Corporate, General and Administrative Expenses. Corporate, general and administrative expenses increased $10.0 million, or 122.2%, to $18.2 million for the year ended December 31, 2000, compared to $8.2 million for the year ended December 31, 1999. The increase in corporate general and administrative expense was primarily attributable to corporate resources added during 2000 to effectively manage our new structure and growing radio station portfolio, plus special charges relative to the termination of employees and employee moving expense (approximately $1.4 million of increase), an aircraft lease which was also terminated (approximately $0.5 million of increase) and increased audit, legal, and insurance fees (approximately $0.2 million of increase).

      Restructuring and Impairment Charges. During June 2000 we implemented two separate Board-approved restructuring programs to: (1) focus our operations on our core business, radio broadcasting, by terminating several Internet service pilot projects and Internet infrastructure development projects, and (2) make our corporate infrastructure more efficient and responsive to our markets by relocating, effective October 1, 2000, all corporate services that had been conducted in Milwaukee, Wisconsin and Chicago, Illinois to Atlanta, Georgia.

      Total costs incurred as a result of the restructuring programs were $9.3 million, which included severance and related charges associated with the reduction in force, charges related to vacating leased facilities, impaired leasehold improvements at vacated leased facilities, and impaired assets related to the Internet businesses.

      In connection with the continued strategic initiative to focus on our core radio business, we also conducted a review of certain non-radio operations during the fourth quarter of 2000. This strategic review triggered an impairment review of the long-lived assets of these operations, and we determined that the carrying value of certain long-lived assets exceeded the projected undiscounted future net cash flows expected to be generated by such assets. The estimated future net cash flows were estimated based on present levels of sales volume, because we do not expect to devote significant funding to the development of products and services provided by these non-radio operations in the future. Accordingly, we recorded a $6.9 million impairment write-down consisting of the following: (a) a $5.1 million impairment charge to write off goodwill of BSI, and (b) a $1.8 million impairment charge to write off the net assets of our wholly owned subsidiary, The Advisory Board of Nevada. For the year ended December 31, 2000, net revenue and operating loss of BSI were $1.2 million and $5.7 million, respectively. For the year ended December 31, 2000, net revenue and operating loss of The Advisory Board of Nevada were $1.3 million and $0.5 million, respectively.

      Other Income (Expense), Net. Other income, net, increased $72.7 million, to $73.3 million for the year ended December 31, 2000, compared to $0.6 million for the year ended December 31, 1999. This increase was primarily attributable to a gain on sale of $75.6 million, realized upon the transfer of 53 stations in ten markets along with certain tangible property associated with 44 stations in eight markets to Clear Channel Communications in the third and fourth quarter of 2000, offset by the write-off of $1.2 million of costs associated with failed acquisitions and the write-off of commitment fees associated with unutilized financing arrangements.

      Income Tax Expense (Benefit). Income tax expense increased by $7.7 million to $0.8 million for the year ended December 31, 2000, compared with an income tax benefit of $6.9 million for the year ended December 31, 1999. This increase was primarily attributable to deferred tax expense on our third and fourth quarter gain on sales of stations incurred as a result of the completion of the asset sales with Clear Channel Communications.

      Preferred Stock Dividends, Deemed Dividends, Accretion of Discount and Premium on Redemption of Preferred Stock. Preferred stock dividends, accretion of discount and premium on redemption of preferred stock decreased $8.9 million, or 37.4%, to $14.9 million for the year ended December 31, 2000, compared to $23.8 million for the year ended December 31, 1999. This decrease was attributable to the redemption of 43,750 shares of our Series A Preferred Stock on October 1, 1999. The fair value of common stock purchase warrants was recognized in the fourth quarter of 2000 as a deemed dividend on shares of our Series B Preferred Stock, increasing the net loss attributable to common stockholders by $0.1 million.

      Net Loss Attributable to Common Stockholders. As a result of the factors described above, net loss attributable to common stockholders decreased $20.2 million, or 54.0%, to $17.2 million for the year ended December 31, 2000 compared to $37.4 million for the year ended December 31, 1999.

      Broadcast Cash Flow. As a result of the factors described above, broadcast cash flow decreased $12.1 million, or 25.9%, to $34.6 million for the year ended December 31, 2000 compared to $46.7 million for the year ended December 31, 1999. Broadcast cash flow consists of operating income (loss) before depreciation, amortization, LMA fees, corporate general and administrative expenses, non-cash stock compensation expense and restructuring and impairment charges. Although broadcast cash flow is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcasting industry to evaluate a radio company’s operating performance. Nevertheless, it should not be considered in isolation or as a substitute for net income, operating income (loss), cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP. Broadcast cash flow, as we define it, may not be comparable to similarly titled measures employed by other companies.

      EBITDA. As a result of the factors described above, EBITDA decreased $22.2 million, or 57.7%, to $16.3 million for the year ended December 31, 2000 compared to $38.5 million for the year ended December 31, 1999. EBITDA consists of operating income (loss) before depreciation, amortization, LMA fees, non-cash stock compensation expense and restructuring and impairment charges. Although EBITDA is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcasting industry to evaluate a radio company’s operating performance. Nevertheless, it should not be considered in isolation or as a substitute for net income, operating income (loss), cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP. As EBITDA is not a measure calculated in accordance with GAAP, this measure, as we define it, may not be comparable to similarly titled measures employed by other companies.

Pro Forma— Year Ended December 31, 2000 Versus the Year Ended December 31, 1999

      The pro forma results for 2000 compared to 1999 presented below assume that the 225 radio stations we owned or operated for any portion of 2000 were acquired effective January 1, 1999. The pro forma analysis presented below also excludes the unusual bad debt expense we recorded for the year ended December 31, 2000 (See also the table below for a reconciliation of GAAP results to pro forma results for these periods).

	Year Ended December 31,

	1999	2000

	(in thousands)
Net revenues	$214,402	$218,011
Station operating expenses excluding depreciation and amortization and LMA fees	156,128	163,430

Broadcast Cash Flow	$58,274	$54,581

Reconciliation Between Historical GAAP Results and Pro Forma Results

	Year Ended December 31, 1999				Year Ended December 31, 2000

	Historical			Pro Forma	Historical			Pro Forma
	GAAP	Adjustments		Results	GAAP	Adjustments		Results

				(unaudited)				(unaudited)

	(in thousands)
Net Revenue	$180,019	$34,383	(1)	$214,402	$225,911	$(7,900	)(3)	$218,011
Station operating expenses excluding depreciation and amortization and LMA fees	133,328	22,800	(2)	156,128	191,336	(27,906	)(4)	163,430

Broadcast cash flow	$46,691	$11,583		$58,274	$34,575	$20,006		$54,581

(1)	Reflects an increase in revenues for acquisitions offset by an elimination of revenues from divested markets or businesses.

(2)	Reflects an increase in expenses for acquisitions offset by an elimination of expenses from divested markets or businesses.

(3)	Reflects an increase in revenues for acquisitions offset by an elimination of revenues from divested markets or businesses.

(4)	Reflects an increase in expenses for acquisitions offset by an elimination of expenses from divested markets or businesses ($5.0 million of decrease) and the elimination of an unusual bad debt charge incurred in fiscal 2000 ($22.9 million of decrease).

     Pro forma net revenues for the year ended December 31, 2000 increased 1.7% to $218.0 million. Pro forma station operating expenses excluding depreciation, amortization and LMA fees for the year ended December 31, 2000 increased 4.7% to $163.4 million. The majority of the increase in pro forma net revenues from 1999 to 2000 is due to an increase in political billings due to the 2000 elections as well as improved spot utilization. The majority of the increase in pro forma station operating expenses excluding depreciation, amortization and LMA fees is due to increased general and administrative costs associated with the growing station platform as well as increased selling costs associated with increasing pro forma net revenue.

Seasonality

      We expect that our operations and revenues will be seasonal in nature, with generally lower revenue generated in the first quarter of the year and generally higher revenue generated in the second and fourth quarters of the year. The seasonality of our business reflects the adult orientation of our formats and relationship between advertising purchases on these formats with the retail cycle. This seasonality causes and will likely continue to cause a variation in our quarterly operating results. These variations could have an effect on the timing of our cash flows.

Liquidity and Capital Resources

      Our principal need for funds has been to fund the acquisition of radio stations and to a lesser extent, working capital needs, capital expenditures and interest and debt service payments. Our principal sources of funds for these requirements have been cash flow from operations and cash flow from financing activities, such as the proceeds from the offering of our debt and equity securities and borrowings under credit agreements. Our principal need for funds in the future is expected to include the need to fund future acquisitions, interest and debt service payments, working capital needs and capital expenditures. We believe that the proceeds of our new credit facility, together with the proceeds from this offering, will be sufficient to meet our working capital and other funding needs for the foreseeable future. However, our ability to complete acquisitions in the future will be dependent upon our ability to obtain additional equity or debt financing. There can be no assurance that we will be able to obtain such financing on the terms, and on the timetable, that may be necessary.

      For the year ended December 31, 2001, net cash provided by operations increased $26.0 million, to $11.4 million, from net cash used in operations of $14.6 million for the year ended December 31, 2000. This increase was due primarily to the maturing of our markets and increased focus on managing our current properties.

      For the year ended December 31, 2001, net cash used in investing activities decreased $142.1 million, to $48.2 million, from $190.3 million for the year ended December 31, 2000. This decrease was due primarily to a lower level of acquisition activity in the current year as compared to the prior year and cash proceeds received in connection with the completion of the third and final phase of the asset exchange and sale transactions with Clear Channel Communications. Cash proceeds from the first and second phases of the Clear Channel transactions in 2000 were received in a restricted escrow account and were remitted directly to the seller of replacement properties we acquired.

      For the year ended December 31, 2001, net cash provided by financing activities was $31.1 million, compared to net cash used in financing activities of $3.8 million during the year ended December 31, 2000. Net cash provided by financing activities in the current year was primarily the result of borrowings under our credit facility. Net cash used during the prior year was the result of the payment of cash dividends on our Series A Preferred Stock. For the year ended December 31, 2001, such dividends were paid in kind, in the form of additional shares, to holders of the preferred stock.

      Historical Acquisitions. During the year ended December 31, 2001, we completed the acquisition of 26 radio stations with an aggregate purchase price of $188.1 million. These transactions include the assets acquired pursuant to the asset exchange and sales transactions described below.

      On January 18, 2001, we completed substantially all of the third and final phase of an asset exchange and sale transaction with certain subsidiaries of Clear Channel Communications. At the effective time of that transaction, we transferred 44 stations in eight markets in exchange for four stations in one market and approximately $36.2 million in cash. As of that date, we also received approximately $2.7 million in proceeds previously withheld from the second phase of the Clear Channel transactions.

      On May 2, 2001, we completed an asset exchange and sale with Next Media Group and certain of its subsidiaries. At the effective time of this transaction, we transferred two stations in Jacksonville, North Carolina for one station in Myrtle Beach, South Carolina and approximately $2.0 million in cash.

      Pending Acquisitions. As of December 31, 2001, we were a party to various agreements to acquire 37 stations across 13 markets for an aggregate purchase price of approximately $344.9 million in cash and stock. Between January 1, 2002 and March 31, 2002, we closed on the acquisition of 25 stations in 8 markets representing $333.5 million in purchase price. We funded the cash portion of the completed acquisitions with cash on hand and the proceeds of our new credit facility. Our ability to complete acquisitions is often dependent upon our ability to obtain additional equity or debt financing. There can be no assurance that we will be able to obtain such financing. As of December 31, 2001, $6.6 million of escrow deposits were outstanding related to pending transactions. Subsequent to December 31, 2001, $2.3 million of deposits were applied toward transactions completed. In the event that we are unable to obtain financing necessary to consummate those remaining pending acquisitions, we could be liable for approximately $4.3 million in purchase price.

      We expect to consummate most of our pending acquisitions during 2002, although there can be no assurance that we will consummate the transactions within that time frame, or at all. In three of the markets where there are pending acquisitions, petitions-to-deny have been filed against our FCC assignment applications. All such petitions and FCC staff inquiries must be resolved before FCC approval can be obtained and the acquisitions consummated. In addition, from time to time we complete acquisitions following the initial grant of an assignment application by the FCC staff but before the grant becomes a final order, and a petition to review such a grant may be filed. There can be no assurance that these grants may not ultimately be reversed by the FCC or an appellate court as a result of these petitions, which could result in the requirement to divest the assets we have acquired. Our ability to make future acquisitions in addition to the pending acquisitions is dependent upon on our ability to obtain additional equity or debt financing. There can be no assurance that we will be able to obtain this financing.

      Dispositions. In addition to the assets sold as part of the Clear Channel and Next Media transactions discussed above, we completed the sale of eight radio stations in four markets during 2001 for $9.3 million in cash.

      Sources of Liquidity. We have historically financed our acquisitions primarily through cash generated from operations, the proceeds from debt and equity financings and the proceeds from the asset divestitures mentioned above.

      The credit facility that was in effect prior to March 28, 2002 provided for aggregate principal borrowings of $174.2 million as of December 31, 2001 and consisted of a seven-year revolving credit facility of $49.4 million, an eight-year term loan facility of $74.8 million and an eight and one-half year term loan facility of $50.0 million. The amount available under the seven-year revolving credit facility was reduced by 1.25% or $0.6 million on December 31, 2001 and was to be automatically reduced by 5% of the initial aggregate principal amount ($50.0 million) in fiscal year 2002, 6.25% in fiscal year 2003, 12.5% in fiscal 2004, 30% in fiscal year 2005 and 45% in fiscal year 2006. As of December 31, 2001 and January 31, 2002, $159.8 million was outstanding under the credit facility.

      On January 13, 2000, we entered into the first amendment to the credit facility, which among other things, modified the limitation on investments provision in the pre-existing credit facility to allow loans by us to our officers (or their affiliates) in an amount not to exceed $10.0 million, the proceeds of which were used to enable two executive officers to purchase newly issued shares of Class C Common Stock.

      On March 10, 2000, we entered into the second amendment to the credit facility, which among other things, modified the commitments available related to letters of credit by increasing the amount from $25.0 million to $50.0 million in the credit facility to allow us to issue additional letters of credit in lieu of making escrow deposits in cash for pending acquisitions.

      On April 12, 2000, we received a waiver from our lenders that waived any defaults or events of default arising under the credit facility and its requirement that the annual financial statements for 1998, previously furnished to the lenders, and the quarterly financial statements for the third and fourth quarters of 1998 and the first, second and third fiscal quarters of 1999 previously furnished to the lenders be complete and accurate in all material respects and be prepared in accordance with GAAP applied consistently throughout the periods reflected therein. The waiver resulted from our restatement of our income tax benefit and deferred tax liabilities for these periods.

      On July 25, 2000, we received a waiver from our lenders that, among other things: (1) waived certain requirements related to acquisitions in the credit facility to the extent necessary to complete the acquisition of radio broadcast assets from subsidiaries of Clear Channel Communications as provided in the asset exchange and sale agreements referenced above; (2) waived the requirements of the credit facility to the extent necessary to permit the asset sales and exchanges with subsidiaries of Clear Channel Communications referenced above; and (3) waived the requirements of the credit facility to the extent necessary to permit investments we or any of our subsidiaries made prior to July 21, 2000 in an aggregate amount up to $58.7 million in connection with the proposed acquisition by our subsidiaries of certain radio broadcast assets. The waiver also modified the interest coverage ratio requirement for the four consecutive fiscal quarters ending June 30, 2000 to a ratio of no less than 1.50 to 1.00 and waived any default or event of default arising from any non-compliance with the interest coverage ratio that may have occurred as of June 30, 2000. Finally, the waiver required $91.5 million of proceeds from the Clear Channel transactions be placed in escrow pursuant to an escrow agreement.

      On August 29, 2000, our ability to borrow under a $50.0 million revolving credit facility that would convert to a seven-year term loan expired in accordance with the terms of the credit facility. We did not seek reinstatement of that facility.

      On September 27, 2000, we and our lenders under the credit facility entered into the third amendment, consent and waiver to the amended and restated credit agreement, dated as of August 31, 1999, referred to as the third amendment. The third amendment allowed us to complete the second and third phases of the asset exchange and sale with Clear Channel Communications, the acquisitions of radio station assets from Connoisseur Communications

Partners, L.P., Cape Fear Broadcasting and McDonald Media Inc., subject to the satisfaction of renegotiated financial covenants. The third amendment also modified the financial covenant requirements, including the consolidated leverage ratio, the consolidated senior debt ratio, the consolidated interest coverage ratio, and the consolidated fixed charge coverage ratio commencing with the trailing four quarterly periods ended September 30, 2000. In addition to modifying certain financial covenants, the methodology for the calculation of these covenants was also modified. In consideration for entering into the third amendment, we paid the administrative agent a fee in the amount of $0.9 million and paid the lenders a fee of $0.8 million. In addition, the applicable maximum Eurodollar loan margin on revolving credit loans was increased from 3.00% to 3.25%; the applicable maximum Eurodollar loan margin on term loan B Loans (as defined in the third amendment) was increased from 3.000% to 3.375%; and the applicable maximum Eurodollar loan margin on term loan C Loans (as defined in the third amendment) was increased from 3.125% to 3.50%.

      On May 11, 2001, we and our lenders under the credit facility entered into the fourth amendment to the amended and restated credit agreement, dated as of August 31, 1999, referred to as the fourth amendment. The fourth amendment modified certain financial covenant requirements, including the consolidated leverage ratio, the consolidated senior debt ratio and the consolidated interest coverage ratio. In consideration for entering into the fourth amendment, we agreed to pay the administrative agent a fee in the amount of $0.5 million, 50% of which was paid as of the effective date of the amendment. Of the remaining portion of the administrative agent fee, 25% was paid in September 2001 and the final 25% was paid on December 31, 2001. We also paid the lenders a fee in the amount of $0.4 million.

      On May 21, 2001, we borrowed $40.0 million under our seven-year $50.0 million revolving credit facility. Proceeds from this borrowing were used to purchase stations during the quarter and to satisfy operating cash needs. As of December 31, 2001, $35.0 million was outstanding under the revolving credit facility.

      Our obligations under that credit facility were collateralized by substantially all of our assets in which a security interest may lawfully be granted (including FCC licenses held by our subsidiaries), including, without limitation, intellectual property, real property, and all of the capital stock of our direct and indirect domestic subsidiaries, except the capital stock of BSI and 65% of the capital stock of any first-tier foreign subsidiary. The obligations under the credit facility were also guaranteed by each of the direct and indirect domestic subsidiaries, except BSI, and were required to be guaranteed by any additional subsidiaries we acquire.

      Both the revolving credit and term loan borrowings under the credit facility bore interest, at our option, at a rate equal to the base rate (as defined under the terms of our credit facility; 4.75% as of December 31, 2001) plus a margin ranging between 0.50% to 2.125%, or the Eurodollar rate (as defined under the terms of the credit facility; 1.92% as of December 31, 2001) plus a margin ranging between 1.50% to 3.125% (in each case dependent upon our leverage ratio). At December 31, 2001 our effective interest rate on term loan and revolving credit loan amounts outstanding under the credit facility was 5.20%.

      A commitment fee calculated at a rate ranging from 0.375% to 0.75% per annum (depending upon our utilization rate) of the average daily amount available under the revolving lines of credit was payable quarterly in arrears, and fees in respect of letters of credit issued under the credit facility equal to the interest rate margin then applicable to Eurodollar rate loans under the seven-year revolving credit facility were payable quarterly in arrears. In addition, a fronting fee of 0.125% was payable quarterly to the issuing bank.

      The eight-year term loan borrowings were repayable in quarterly installments. On December 31, 2001, we made the first quarterly installment payment of $0.2 million. The scheduled annual amortization beyond December 31, 2001 was $0.8 million for each of 2002, 2003, 2004 and 2005, $18.4 million for fiscal 2006 and $53.4 million for fiscal 2007. The eight and a half year term loan was repayable in two equal installments on November 30, 2007 and February 28, 2008. The amount available under the seven-year revolving credit facility was to be automatically reduced in quarterly installments as described above and in the credit facility. Certain mandatory prepayments of the term loan facility and the revolving credit line and reductions in the availability of the revolving credit line were required to be made including: (1) 100% of the net proceeds from any issuance of capital stock or incurrence of indebtedness; (2) 100% of the net proceeds from certain asset sales; and (3) between 50% and 75% (dependent on our leverage ratio) of our excess cash flow.

      Under the terms of the credit facility, we were subject to certain restrictive financial and operating covenants, including but not limited to maximum leverage covenants, minimum interest and fixed charge coverage covenants, limitations on asset dispositions and the payment of dividends. The failure to comply with the covenants would have resulted in an event of default, which in turn would have permitted acceleration of debt under those instruments. At December 31, 2001, we were in compliance with these financial and operating covenants.

      The terms of the credit facility contained events of default after expiration of applicable grace periods, including failure to make payments on the credit facility, breach of covenants, breach of representations and warranties, invalidity of the agreement governing the credit facility and related documents, cross default under other agreements or conditions relating to our indebtedness and the indebtedness of our restricted subsidiaries, certain events of liquidation, moratorium, insolvency, bankruptcy or similar events, enforcement of security, certain litigation or other proceedings, and certain events relating to changes in control. Upon the occurrence of an event of default under the terms of the credit facility, the majority of the lenders had the right to declare all amounts under our credit facility to be due and payable and take certain other actions, including enforcement of rights in respect of the collateral. The majority of the banks extending credit under each term loan facility and the majority of the banks under each revolving credit facility had the right to terminate such term loan facility and such revolving credit facility, respectively, upon an event of default.

      We have issued $160.0 million in aggregate principal amount of our subordinated notes. The notes are general unsecured obligations and are subordinated in right of payment to all our existing and future senior debt (including obligations under our credit facility). Interest on the notes is payable semi-annually in arrears.

      We issued $125.0 million of our Series A Preferred Stock in our initial public offering on July 1, 1998. The holders of the Series A Preferred Stock are entitled to receive cumulative dividends at an annual rate equal to 13 3/4% of the liquidation preference per share of Series A Preferred Stock, payable quarterly, in arrears. On or before July 1, 2003, we may, at our option, pay dividends in cash or in additional fully paid and non-assessable shares of Series A Preferred Stock. From July 1, 1998 until December 31, 2001, we issued an additional $54.8 million in shares of Series A Preferred Stock as dividends on the Series A Preferred Stock. After July 1, 2003, dividends may only be paid in cash. Through December 31, 2001, all of the dividends on the Series A Preferred Stock were paid in shares, except for a $3.5 million cash dividend paid on January 1, 2000 to holders of record on December 15, 1999 for the period commencing October 1, 1999 and ending December 31, 1999. On October 1, 1999, we redeemed 43,750 shares of our Series A Preferred Stock for $51.3 million, which included a redemption premium of $6.0 million and accrued but unpaid dividends of $1.5 million.

      The shares of Series A Preferred Stock are subject to mandatory redemption on July 1, 2009 at a price equal to 100% of the liquidation preference plus any and all accrued and unpaid cumulative dividends.

      On December 30, 2001, we redeemed all of our outstanding shares of Series B Preferred Stock, which consisted of 250 shares issued on October 2, 2000 plus 38 shares issued in kind through the date of redemption, for $2.9 million in cash.

      The indenture governing the notes and the certificate of designations relating to our Series A Preferred Stock limit the amount we may borrow without regard to the other limitations on incurrence of indebtedness contained therein under credit facilities to up to a maximum of $150.0 million. As of December 31, 2001, we were restricted by the 7.0 to 1.0 debt ratio included in the indenture and the certificate of designation. Under the indenture and certificate of designation, as of December 31, 2001, we would have been permitted to incur approximately $18.9 million of additional indebtedness under the credit facility without regard to the commitment restrictions of the credit facility and without regard to the $150.0 million maximum basket included in the indenture referred to above.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, intangible assets, income taxes, restructuring and contingencies and litigation. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      As of December 31, 2001, we made the determination that our deferred tax assets, the primary component of which is our net operating loss carryforward, are fully realizable due to the existence of certain deferred tax liabilities that are anticipated to reverse during the carryforward period. Accordingly, as of December 31, 2001, we had not recorded a valuation allowance to reduce our deferred tax assets.

      We have significant intangible assets recorded in our accounts. Certain of our stations operate in highly competitive markets. We determine the recoverability of our intangible assets by comparing the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. Future adverse changes in listenership patterns on our stations, industry trends and existing competitive pressures could result in a material impairment of our intangible assets in the future.

Summary Disclosures About Contractual Obligations and Commercial Commitments

      The following tables reflect a summary of our contractual cash obligations and other commercial commitments as of December 31, 2001:

Payments Due By Period

		Less Than	1 to 3	4 to 5	After 5
	Total	1 Year	Years	Years	Years

	(in thousands)
Long-term debt(1)	$320,018	$775	$1,557	$19,194	$298,492
Acquisition obligations	131,189	131,189	—	—	—
Operating leases	28,753	6,124	9,478	6,808	6,343
Other operating contracts	10,597	4,947	5,650	—	—

Total contractual cash obligations	$490,557	$143,035	$16,685	$26,002	$304,835

(1)	Under our prior credit facility, the maturity of our outstanding debt could be accelerated if we did not maintain certain restrictive financial and operating covenants.

Amount of Commitment Expiration Per Period

	Total Amounts	Less Than	1 to 3	4 to 5	After 5
	Committed	1 Year	Years	Years	Years

	(in thousands)
Other commercial commitments:
Letter of credit(1)	$3,905	$630	$—	$3,275	$—

(1)	In connection with certain acquisitions, we are obligated to provide an escrow deposit in the form of a letter of credit during the period prior to closing.

Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, referred to as the FASB, issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. The statement specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of the statement. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and, subsequently, SFAS No. 144, after its adoption.

      We adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 as of January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 was adopted in full, are not amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment prior to the full adoption of SFAS No. 142.

      After adoption of SFAS No. 142, we are required to evaluate our existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill.

      We are required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, we are required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

      In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the statement requires us to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We will then have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and we must perform the second step of the transitional impairment test. The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. In the second step, we must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our statement of income.

      At December 31, 2001, we recorded, as unamortized values, $632.2 million of FCC broadcast licenses and $156.9 million of goodwill, all of which would be subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill and other identifiable intangible assets for which amortization stopped upon the adoption of SFAS No. 142 was $33.3 million and $25.8 million for the years ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting SFAS No. 141 and No. 142, it was not practicable as of December 31, 2001 to reasonably estimate whether we would incur any transition impairment losses related to our identifiable intangible assets or goodwill.

      When amortization of our broadcast licenses ceased as of January 1, 2002 due to the adoption of SFAS No. 142, the reversal of deferred tax liabilities relating to those intangible assets within our net operating loss carry-forward period was no longer assured. Accordingly, we projected that we would incur a non-cash charge of approximately $60.0 million to income tax expense during the quarter ended March 31, 2002 to establish a valuation allowance against our deferred tax assets.

      On May 7, 2002, we announced that, as a result of our adoption of SFAS No. 142 on January 1, 2002, we incurred a charge in the first quarter of 2002 to write down the recorded amounts of our FCC broadcast licenses by $41.7 million, net of taxes, and recorded a non-cash charge to income tax expense of $57.9 million, in order to establish a valuation allowance against our deferred tax assets.

      In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. We were required to adopt SFAS No. 144 on January 1, 2002.

Intangibles

      As of December 31, 2001, approximately 82.0% of our total assets consisted of intangible assets, such as radio broadcast licenses and goodwill, the value of which depends significantly upon the operational results of our business. We could not operate the radio stations without the related FCC license for each station. FCC licenses are renewed every eight years; consequently, we continually monitor the activities of our stations to ensure they comply with all regulatory requirements.

      Historically, all of our licenses have been renewed at the end of their respective eight-year periods, and we expect that all licenses will continue to be renewed in the future.

BUSINESS

Overview

      We own and operate FM and AM radio station clusters serving mid-size markets throughout the United States. We are the second largest radio broadcasting company in the United States based on the number of stations owned or operated. According to the Fall 2001 Arbitron Market Report, we have assembled market-leading groups or clusters of radio stations which rank first or second in terms of revenue share or audience share in substantially all of our markets. As of March 31, 2002, we owned and operated 232 radio stations in 51 mid-sized U.S. media markets. In addition, we owned and operated a multi-market network of five radio stations in the English-speaking Caribbean. Under our LMAs, we provided sales and marketing services for 11 radio stations in four U.S. markets in exchange for a management or consulting fee, pending FCC approval of our acquisitions of these stations.

      Relative to the 50 largest markets in the United States, we believe that the mid-size markets represent attractive operating environments and generally are characterized by:

•	a greater use of radio advertising, as evidenced by the greater percentage of total media revenues captured by radio than the national average;

•	rising advertising revenues, as the larger national and regional retailers expand into these markets;

•	small independent operators, many of whom lack the capital to produce high-quality locally originated programming or to employ more sophisticated research, marketing, management and sales techniques; and

•	lower overall susceptibility to economic downturns than larger markets.

      We believe that the attractive operating characteristics of mid-size markets, together with the relaxation of radio station ownership limits under the Telecom Act and the FCC’s rules, create significant opportunities for growth from the formation of groups of radio stations within these markets. We believe that mid-size radio markets provide an excellent opportunity to acquire attractive properties at favorable purchase prices due to the size and fragmented nature of ownership in these markets and due to the greater attention historically given to the larger markets by radio station acquirers. According to the FCC’s records, as of September 30, 2001, there were approximately 8,285 FM and 4,727 AM stations in the United States.

      To maximize the advertising revenue and broadcast cash flow of our stations, we seek to enhance the quality of radio programs for listeners and the attractiveness of our radio stations to advertisers in a given market. We also seek to increase the amount of locally originated programming content that airs on each station. Within each market, our stations are diversified in terms of format, target audience and geographic location, enabling us to attract larger and broader listener audiences and thereby a wider range of advertisers. This diversification, coupled with our competitive advertising pricing, also has provided us with the ability to compete successfully for advertising revenue against other radio, print and television media competitors.

      We believe that we are in a position to generate revenue growth, increase audience and revenue shares within these markets and, by capitalizing on economies of scale and by competing against other media for incremental advertising revenue, increase our broadcast cash flow growth rates and margins to those levels found in large markets. Many of our markets are still in the development stage with the potential for substantial growth as we implement our operating strategy.

Strategy

      We are focused on generating internal growth through improvement in broadcast cash flows for the portfolio of stations we operate, while enhancing our station portfolio and our business as a whole, through the acquisition of individual stations or clusters that satisfy our acquisition criteria.

               Operating Strategy

      Our operating strategy has the following principal components:

•	achieve cost efficiencies associated with common infrastructure and personnel and increase revenue by offering regional coverage of key demographic groups that were previously unavailable to national and regional advertisers;

•	develop each station in our portfolio as a unique enterprise, marketed as an individual, local brand with its own identity, programming content, programming personnel, inventory of time slots and sales force;

•	use audience research and music testing to refine each station’s programming content to match the preferences of the station’s target demographic audience, in order to enrich our listeners’ experiences by increasing both the quality and quantity of local programming;

•	position station clusters to compete with print and television advertising by combining favorable advertising pricing with diverse station formats within each market to draw a larger and broader listening audience to attract a wider range of advertisers; and

•	employ Internet-based management information systems that enable us to monitor daily sales performance by station and by market, compared to their respective budgets, to quickly identify any under-performing stations, determine the explanation for the under-performance and take corrective action quickly.

               Acquisition Strategy

      Our acquisition strategy has the following principal components:

•	assemble leading station clusters in the top 50 to 150 radio markets by taking advantage of the size and fragmented nature of ownership in these markets;

•	acquire leading stations in terms of signal coverage, revenue or audience share and acquire under-performing stations where there is significant potential to apply our management expertise to improve financial and operating performance; and

•	reconfigure our existing stations, or acquire new stations, located near large markets, that based on an engineering analysis of signal specifications and the likelihood of receiving FCC approval, can be redirected, or “moved-in,” to those larger markets.

Our Station Portfolio

      The following table sets forth, as of the date of this prospectus supplement, selected information about our portfolio of radio stations and gives effect to our pending acquisitions:

									Audience

			2001 Market Rank						Share in	Rank in

Market	Station		Metro Population	Radio Revenue	LMA/Year Acquired	Format	Target Demographic		Target Demographic

MIDWEST:
Appleton-Oshkosh, WI	WOSH	AM	139	126	1997	News/Talk	Adults	25-54	1.3	15 (tie)
	WVBO	FM			1997	Oldies	Adults	35-54	8.5	4 (tie)
	WNAM	FM			1997	Nostalgia	Adults	35-64	3.9	10
	WWWX	FM			1997	Active Rock	Men	18-34	12.2	2 (tie)
Bismarck, ND	KBYZ	FM	273	206	1998	Classic Rock	Men	25-54	10.5	4
	KACL	FM			1998	Oldies	Adults	35-54	14.6	2
	KKCT	FM			1998	Country	Adults	25-54	12.5	2
	KLXX	AM			1998	Nostalgia	Adults	35-64	1.5	11
Canton, OH	WRQK	FM	128	160	2000	Active Rock	Men	18-34	31.3	1
Cedar Rapids, IA	KDAT	FM	204	127	2000	A/C	Women	25-54	14.7	3
	KHAK	FM			2000	Country	Adults	25-54	13.3	1
	KRNA	FM			2000	Classic Rock	Men	25-54	6.7	4
Dubuque, IA	WDBQ	FM	230	235	1998	Oldies	Adults	35-54	4.9	6
	WDBQ	AM			1998	News/Talk	Adults	25-54	1.8	9 (tie)
	WJOD	FM			1998	Country	Adults	25-54	14.9	1
	KXGE	FM			1998	Classic Rock	Men	25-54	12.5	2 (tie)
	KLYV	FM			1998	CHR	Adults	18-49	9.3	4
Faribault-Owatonna, MN	KDHL	AM	*	*	1998	Country	Adults	25-54	*	*
	KQCL	FM			1998	Classic Rock	Men	25-54	*	*
	KRFO	AM			1998	Oldies	Adults	35-54	*	*
	KRFO	FM			1998	Country	Adults	25-54	*	*
Flint, MI	WDZZ	FM	124	125	2000	Urban A/C	Adults	25-54	12.5	1
	WRSR	FM			2000	Classic Rock	Men	25-54	9.0	2
	WWCK	FM			2000	CHR	Adults	18-34	14.7	1 (tie)
	WWCK	AM			2000	Gospel	Adults	35-54	1.4	13 (tie)
Green Bay, WI	WOGB	FM	185	133	1997	Oldies	Adults	35-54	14.0	1
	WJLW	FM			1998	Classic Rock	Men	25-54	5.2	8 (tie)
	WXWX	FM			1998	Active Rock	Men	18-34	13.5	1
	WQLH	FM			1999	Hot A/C	Women	25-54	12.5	4
	WDUZ	AM			1999	Sports	Men	25-54	7.2	5 (tie)
Kalamazoo, MI	WRKR	FM	179	148	1998	Classic Rock	Men	25-54	19.7	1
	WKFR	FM			1998	CHR	Adults	18-34	19.6	1
	WKMI	AM			1998	News/Talk	Adults	25-54	3.9	8 (tie)
Monroe, MI	WTWR	FM	*	*	1998	CHR	Adults	18-34	*	*
Quad Cities, IA-IL	WXLP	FM	140	121	2000	Classic Rock	Men	25-54	9.4	4
	KORB	FM			2000	Active Rock	Men	18-34	28.3	1
	KBOB	FM			2000	Classic Country	Adults	35-54	0.7	13 (tie)
	KBEA	FM			2000	CHR	Adults	18-34	12.4	3 (tie)
	KJOC	AM			2000	Sports	Men	25-54	3.8	8 (tie)
Rockford, IL	WROK	AM	152	139	2000	News/Talk	Adults	25-54	2.5	10 (tie)
	WZOK	FM			2000	CHR	Adults	18-34	27.7	1
	WXXQ	FM			2000	Country	Adults	25-54	8.4	4
	WKMQ	FM			2000	Oldies	Adults	35-54	5.6	6
Saginaw-Bay City- Midland, MI	WTLZ	FM	129	101	2002	Mainstream Urban	Adults	18-34	14.6	2
	WCEN	FM			2002	Country	Adults	25-54	5.4	9
	WTCF	FM			2002	Hot A/C	Adults	18-49	5.8	6 (tie)
	WGER	FM			2002	Soft A/C	Adults	25-54	12.6	1
	WSGW	AM			2002	News/Talk	Adults	25-54	6.5	6 (tie)

									Audience

			2001 Market Rank						Share in	Rank in

Market	Station		Metro Population	Radio Revenue	LMA/Year Acquired	Format	Target Demographic		Target Demographic

Toledo, OH	WKKO	FM	81	72	1997	Country	Adults	25-54	13.1	1
	WRQN	FM			1997	Oldies	Adults	35-54	8.8	3
	WTOD	AM			1997	Country	Adults	25-54	0.2	22 (tie)
	WWWM	FM			1997	Hot A/C	Women	18-49	10.0	4
	WLQR	AM			1997	Sports	Men	25-54	3.6	9
	WXKR	FM			1998	Classic Rock	Men	25-54	7.7	3 (tie)
	WRWK	FM			2000	Active Rock	Men	18-34	4.1	8 (tie)
Waterloo-Cedar Falls, IA	KKCV	FM	239	226	2000	Country	Adults	25-54	14.5	2
	KOEL	FM			2000	Classic Country	Adults	25-54	7.2	6
	KCRR	FM			2000	Classic Rock	Men	25-54	17.5	2
	KOEL	AM			2000	News/Talk	Adults	25-54	0	14 (tie)
Youngstown, OH	WBBW	AM	108	84	2000	Sports	Men	25-54	1.7	11 (tie)
	WPIC	AM			2000	News/Talk	Adults	25-54	0.6	25 (tie)
	WYFM	FM			2000	Classic Rock	Men	25-54	11.6	2
	WHOT	FM			2000	CHR	Adults	18-34	9.9	3
	WLLF	FM			2000	Jazz	Adults	25-54	2.2	10
	WWIZ	FM			2000	Country	Adults	25-54	0	28 (tie)
	WQXK	FM			2000	Country	Adults	25-54	10.7	1
	WSOM	AM			2000	Nostalgia	Adults	35-64	0.9	18 (tie)
SOUTHEAST:
Albany, GA	WALG	AM	261	213	1999	News/Talk	Adults	25-54	2.7	10 (tie)
	WKAK	FM			1999	Country	Adults	25-54	4.1	7 (tie)
	WJAD	FM			1998	Classic Rock	Men	25-54	11.4	2
	WEGC	FM			1998	A/C	Women	25-54	5.1	4 (tie)
	WGPC	AM			1999	Nostalgia	Adults	35-64	1.7	14 (tie)
	WNUQ	FM			1999	CHR	Adults	18-34	16.3	2
	WQVE	FM			2000	Urban A/C	Adults	25-54	12.2	2
	WZBN	FM			2001	Mainstream Urban	Adults	18-34	2.0	8 (tie)
Columbus-Starkville, MS	WJWF	AM	256	278	1999	Sports	Men	25-54	—	—
	WMBC	FM			1999	CHR	Adults	18-49	3.3	9 (tie)
	WSSO	AM			1998	Sports	Men	25-54	—	—
	WMXU	FM			1998	Urban AC	Adults	25-54	15.2	1 (tie)
	WSMS	FM			1998	Classic Rock	Men	25-54	10	3 (tie)
	WKOR	FM			1998	Country	Adults	25-54	6.3	6
	WKOR	AM			1998	Gospel	Adults	35-54	—	—
Fayetteville, NC	WQSM	FM	126	96	2001	Hot A/C	Women	18-49	14.0	2
	WFNC	FM			2001	News/Talk	Adults	25-54	0.7	22 (tie)
	WFNC	AM			2001	News/Talk	Adults	25-54	3.0	10 (tie)
	WRCQ	FM			2001	Active Rock	Men	18-34	18.2	1 (tie)
	WKQB	FM			2001	Classic Rock	Men	25-54	4.3	7
Florence, SC	WYNN	AM	206	181	1998	Gospel	Adults	35-54	2.3	14 (tie)
	WYNN	FM			1998	Mainstream Urban	Adults	18-34	20.8	1
	WCMG	FM			1999	Urban A/C	Adults	25-54	4.1	7 (tie)
	WMXT	FM			1999	Classic Rock	Men	25-54	12.3	1
	WBZF	FM			1998	Gospel	Adults	35-54	9.1	1 (tie)
	WYMB	AM			1999	Country	Adults	25-54	0.0	21 (tie)
	WHSC	AM			1998	Oldies	Adults	35-54	—	—
	WFSF	FM			1999	CHR	Adults	18-34	5.7	6 (tie)
	WWFN	FM			2001	Oldies	Adults	35-54	3.4	10 (tie)
Harrisburg-Lebanon- Carlisle, PA	WWKL	FM	78	66	2001	Young Urban	Men	18-34	—	—
	WNNK	FM			2001	CHR	Adults	18-34	11.2	4
	WTCY	AM			2001	Urban A/C	Adults	25-54	1.5	9 (tie)
	WTPA	FM			2001	Classic Rock	Men	25-54	13.4	2

									Audience

			2001 Market Rank						Share in	Rank in

Market	Station		Metro Population	Radio Revenue	LMA/Year Acquired	Format	Target Demographic		Target Demographic

Lexington-Fayette, KY	WLRO	FM	102	93	1999	Classic Rock	Men	25-54	6.6	4
	WLTO	FM			1999	Groovin’ Oldies	Adults	25-54	2.9	14 (tie)
	WVLK	FM			1999	Country	Adults	25-54	8.8	2
	WVLK	AM			1999	Sports	Men	25-54	3.9	10 (tie)
	WXZZ	FM			1999	Active Rock	Men	18-34	8.3	4
Melbourne-Titusville- Cocoa, FL	WHKR	FM	100	180	2000	Country	Adults	25-54	3.5	10
	WAOA	FM			2001	CHR	Adults	18-34	17.5	1
	WAOA	AM			2001	News/Talk	Adults	25-54	—	—
Mobile, AL	WDLT	AM	91	87	1999	News/Talk	Adults	25-54	0.8	19 (tie)
	WDLT	FM			1999	Urban A/C	Adults	25-54	12.1	1
	WBLX	FM			1999	Mainstream Urban	Adults	18-34	22.6	1
	WYOK	FM			2000	Hot A/C	Women	18-49	4.2	7
	WGOK	AM			2000	Gospel	Adults	35-54	5.5	6
Montgomery, AL	WLWI	FM	147	105	1998	Country	Adults	25-54	10.8	2
	WMXS	FM			1998	A/C	Women	25-54	10.7	3
	WMSP	AM			1998	Sports	Men	25-54	5.4	4
	WNZZ	AM			1998	A/C	Women	25-54	0.8	13 (tie)
	WXFX	FM			2001	Rock	Men	25-54	10.8	2
	WHHY	FM			2001	CHR	Adults	18-34	6.0	4 (tie)
	WLWI	AM			2001	News/Talk	Adults	25-54	1.3	15
Myrtle Beach, SC	WIQB	AM	169	161	1998	Adult Standard	Adults	35-64	0.5	22 (tie)
	WJXY	FM			1998	CHR	Adults	18-34	3.4	8 (tie)
	WXJY	FM			1998	CHR	Adults	18-34	—	—
	WDAI	FM			1998	Mainstream Urban	Adults	18-49	10.1	1
	WSYN	FM			1998	Oldies	Adults	35-54	7.0	3
	WYAK	FM			2001	Country	Adults	25-54	2.1	13 (tie)
	WSEA	FM			1998	CHR	Adults	18-34	2.3	10 (tie)
Nashville, TN	WQQK	FM	44	38	2002	Mainstream Urban	Adults	18-49	7.7	1
	WNPL	FM			2002	Young Urban	Male	18-49	3.1	14
	WRQQ	FM			2002	80’s	Adults	25-54	4.3	9 (tie)
Pensacola, FL	WJLQ	FM	125	152	1999	CHR	Adults	18-34	7.7	4
	WCOA	AM			1999	News/Talk	Adults	25-54	4.1	9 (tie)
	WRRX	FM			2000	Active Rock	Men	18-34	11.8	4
Savannah, GA	WBMQ	AM	159	100	1998	News/Talk	Adults	25-54	3.8	9 (tie)
	WIXV	FM			1998	Classic Rock	Men	25-54	6.4	2 (tie)
	WSIS	FM			1998	R & B Oldies	Adults	35-54	1.4	17 (tie)
	WJCL	FM			1998	Country	Adults	25-54	5.6	5 (tie)
	WZAT	FM			1998	CHR	Adults	18-34	5.5	4
	WJLG	AM			1998	Gospel	Adults	35-54	2.1	11 (tie)
	WEAS	FM			1998	Mainstream Urban	Adults	18-34	29.4	1
Tallahassee, FL	WHBX	FM	163	130	1998	Mainstream Urban	Adults	18-49	14.3	1
	WBZE	FM			1998	A/C	Women	18-49	9.5	4
	WHBT	AM			1998	Gospel	Adults	35-54	1.7	14 (tie)
	WGLF	FM			2000	Classic Rock	Men	25-54	11.8	1 (tie)
	WSLE	FM			2002	Undetermined	—		—	—
Wilmington, NC	WWQQ	FM	177	152	1997	Country	Adults	25-54	7.8	4
	WKXS	FM			1997	Urban A/C	Adults	25-54	1.8	12 (tie)
	WAAV	AM			1997	News/Talk	Adults	25-54	3.6	7 (tie)
	WGNI	FM			2001	A/C	Women	25-54	16.7	1
	WMNX	FM			2001	Mainstream Urban	Adults	18-34	21.9	1

									Audience

			2001 Market Rank						Share in	Rank in

Market	Station		Metro Population	Radio Revenue	LMA/Year Acquired	Format	Target Demographic		Target Demographic

SOUTHWEST:
Abilene, TX	KBCY	FM	231	240	1998	Country	Adults	25-54	10.0	3
	KCDD	FM			1998	CHR	Adults	18-34	17.9	1
	KHXS	FM			1998	Classic Rock	Men	25-54	18.2	1
	KFQX	FM			2000	A/C	Women	25-54	4.4	8 (tie)
Amarillo, TX	KPUR	AM	191	192	1998	Sports	Men	25-54	6.3	4 (tie)
	KPUR	FM			1998	Oldies	Adults	35-54	16.0	1
	KQIZ	FM			1998	CHR	Adults	18-34	11.0	3
	KARX	FM			1998	Classic Rock	Men	25-54	21.3	1
	KZRK	FM			1998	Active Rock	Men	18-34	17.1	1 (tie)
	KZRK	AM			1998	News/Talk	Adults	25-54	0.0	17
Beaumont-Port Arthur, TX	KTCX	FM	133	143	1998	Mainstream Urban	Adults	18-49	17.3	1
	KAYD	FM			1998	Country	Adults	25-54	4.7	7
	KQXY	FM			1998	CHR	Adults	18-34	14.3	2
	KQHN	AM			1998	Gospel	Adults	35-54	2.8	9
	KIKR	AM			1998	Sports	Men	25-54	—	—
	KSTB	FM			2001	Country	Adults	25-54	2.0	13
Fayetteville, AR	KMCK	FM	149	157	1999	CHR	Adults	18-34	11.6	4
	KAMO	FM			1999	Classic Country	Adults	35-54	3.1	9 (tie)
	KKEG	FM			1999	Classic Rock	Men	25-54	7.1	5
	KFAY	FM			1999	Country	Adults	25-54	3.7	8 (tie)
	KFAY	AM			1999	News/Talk	Adults	25-54	3.7	8 (tie)
	KZRA	AM			1999	Hispanic	Adults	25-54	—	—
	KDAB	FM			2001	80’s	Adults	25-54	2.7	11
Fort Smith, AR	KLSZ	FM	171	192	1999	Active Rock	Men	18-34	7.3	6 (tie)
	KBBQ	FM			1999	Oldies	Adults	35-54	6.1	6
	KOMS	FM			1999	Country	Adults	25-54	8.2	4 (tie)
	KAYR	AM			2000	Hispanic	Adults	25-54	—	—
Grand Junction, CO	KEKB	FM	259	232	1998	Country	Adults	25-54	8.2	3 (tie)
	KBKL	FM			1998	Oldies	Adults	35-54	9.6	3 (tie)
	KMXY	FM			1998	Hot A/C	Women	18-49	13.2	1
	KKNN	FM			2000	Classic Rock	Men	25-54	15.8	1
	KEXO	AM			2000	Hispanic	Adults	25-54	—	—
Houston-Galveston, TX	KRWP	FM	9	9	2002	Mainstream Urban	Adults	18-34	—	—
Killeen-Temple, TX	KOOC	FM	154	219	2000	CHR	Adults	18-34	1.7	10 (tie)
	KSSM	FM			2000	Urban A/C	Adults	25-54	5.2	6
	KUSJ	FM			2000	Country	Adults	25-54	7.3	4 (tie)
	KLTD	FM			2001	Classic Rock	Men	25-54	2	9 (tie)
	KTEM	AM			2002	News/Talk	Adults	25-54	3.6	7 (tie)
Lake Charles, LA	KYKZ	FM	215	201	1998	Country	Adults	25-54	17.1	1
	KBIU	FM			1998	Hot A/C	Women	18-49	12.9	1 (tie)
	KXZZ	AM			1998	Gospel	Adults	35-54	7.6	3 (tie)
	KKGB	FM			1998	Classic Rock	Men	25-54	20.8	1
Odessa-Midland, TX	KGEE	FM	187	188	1998	Country	Adults	25-54	6.0	6 (tie)
	KODM	FM			1998	A/C	Women	25-54	9.0	2
	KNFM	FM			1998	Country	Adults	25-54	7.1	2 (tie)
	KMND	AM			1998	News/Talk	Adults	25-54	0.5	18 (tie)
	KBAT	FM			1998	Rhythmic CHR	Adults	18-34	6.3	6 (tie)
	KRIL	AM			1999	News/Talk	Adults	25-54	0.5	18 (tie)
	KKJW	FM			2002	Classic Country	Adults	35-54	2.5	12 (tie)
	KKLY	FM			2002	Classic Country	Adults	35-54	—	—

									Audience

			2001 Market Rank						Share in	Rank in

Market	Station		Metro Population	Radio Revenue	LMA/Year Acquired	Format	Target Demographic		Target Demographic

Shreveport, LA	KMJJ	FM	132	128	2000	Mainstream Urban	Adults	18-49	11.3	2
	KRMD	FM			2000	Country	Adults	25-54	5.4	5
	KRMD	AM			2000	Sports	Men	25-54	0.9	18 (tie)
	KBED	FM			2000	A/C	Women	25-54	4.1	8 (tie)
	KVMA	FM			2002	A/C	Women	25-54	—	—
Topeka, KS	KMAJ	FM	186	179	1998	A/C	Women	25-54	18.6	2
	KMAJ	AM			1998	News/Talk	Adults	25-54	1.9	8 (tie)
	KDVV	FM			1998	AOR	Men	25-54	20.2	1
	KTOP	AM			1998	Adult Standard	Adults	35-64	1.4	11 (tie)
	KQTP	FM			2001	CHR	Adults	18-34	2.9	9 (tie)
	KWIC	FM			2001	Oldies	Adults	35-54	4.5	4
Wichita Falls, TX	KLUR	FM	250	260	1997	Country	Adults	25-54	16.1	1
	KQXC	FM			1997	Rhythmic CHR	Adults	18-34	21.3	1 (tie)
	KYYI	FM			1997	Classic Rock	Men	25-54	11.6	1
	KOLI	FM			1999	Classic Country	Adults	35-54	3.4	6 (tie)
NORTHEAST:
Bangor, ME	WQCB	FM	213	198	1998	Country	Adults	25-54	11.5	2
	WBZN	FM			1998	CHR	Adults	18-49	7.3	3 (tie)
	WDEA	AM			1999	Nostalgia	Adults	35-64	—	—
	WEZQ	FM			1999	A/C	Women	25-54	6.9	4 (tie)
	WWMJ	FM			1999	Oldies	Adults	35-54	5.7	6 (tie)
Bridgeport, CT	WEBE	FM	110	193	2002	A/C	Women	25-54	19.9	1
	WICC	AM			2002	News/Talk	Adults	25-54	5.6	3 (tie)
Danbury, CT	WRKI	FM	194	184	2002	Rock	Men	25-54	12.5	1
	WAXB	FM			2002	Oldies	Adults	35-54	4.7	6 (tie)
	WINE	AM			2002	Adult Standard	Adults	25-54	0.7	18 (tie)
	WPUT	AM			2002	Adult Standard	Adults	25-54	0	31 (tie)
Newburgh-Middletown, NY	WALL	AM	143	232	2002	News/Talk	Adults	25-54	—	—
	WRRV	FM			2002	Alternative	Adults	18-34	6.1	4
Poughkeepsie, NY	WPDH	FM	160	104	2002	Classic Rock	Men	25-54	15.4	1
	WPDA	FM			2002	Classic Rock	Men	25-54	0	24 (tie)
	WRRB	FM			2002	Alternative	Adults	18-34	4.7	6 (tie)
	WZAD	FM			2002	Oldies	Adults	35-54	0	25 (tie)
	WCZX	FM			2002	Oldies	Adults	35-54	8.2	2
	WEOK	AM			2002	Sports	Men	25-54	0.9	21 (tie)
	WKNY	AM			2002	A/C	Women	25-54	0	21 (tie)
Westchester County, NY	WFAS	FM	59	105	2002	A/C	Women	25-54	6.4	1
	WFAS	AM			2002	News/Talk/Sports	Men	25-54	0.3	31 (tie)
	WFAF	FM			2002	A/C	Women	25-54	0	38
FAR WEST:
Eugene-Springfield, OR	KNRQ	FM	148	151	2000	Alternative	Adults	18-34	13.6	3
	KSCR	AM			2000	Sports	Men	25-54	2.7	10 (tie)
	KZEL	FM			2000	Classic Rock	Men	25-54	10.8	1
	KEHK	FM			2000	Classic Hits	Adults	25-54	4.5	8 (tie)
	KUJZ	FM			2000	Jazz	Adults	25-54	4	10
	KUGN	AM			2000	News/Talk	Adults	25-54	7.6	3
Oxnard-Ventura, CA	KVEN	AM	115	163	2001	Oldies	Adults	35-54	1.8	15 (tie)
	KHAY	FM			2001	Country	Adults	25-54	7.3	2 (tie)
	KBBY	FM			2001	Hot A/C	Women	18-49	10.7	1
Santa Barbara, CA	KMGQ	FM	200	172	2002	Jazz	Adults	25-54	4.4	8
	KKSB	FM			2002	Oldies	Adults	35-54	2.2	11 (tie)
	KRUZ	FM			2000	Hot A/C	Women	25-54	10.9	2

* Not rated.

MANAGEMENT

Name	Age	Position

Lewis W. Dickey, Jr.	40	Chairman, President and Chief Executive Officer
Jonathan G. Pinch	53	Executive Vice President and Chief Operating Officer
Martin R. Gausvik	45	Executive Vice President, Chief Financial Officer and Treasurer
John W. Dickey	35	Executive Vice President
Ralph B. Everett	50	Director
Holcombe T. Green, Jr.	62	Director
Eric P. Robison	42	Director
Robert H. Sheridan, III	39	Director

      Lewis W. Dickey, Jr. has served as our Chairman, President and Chief Executive Officer since December 2000, and as a Director since March 1998. Mr. Dickey was a founder and an initial investor in Cumulus Media, LLC through his interest in CML Holdings LLC. Mr. Dickey served as Executive Vice Chairman and a Director of Cumulus Media, LLC, our predecessor entity, from its inception in April 1997 until its dissolution in June 1998. Mr. Dickey is the founder of Stratford Research, Inc., or Stratford, a strategy consulting and market research firm advising radio and television broadcasters, as well as other media related industries. Mr. Dickey served as Stratford’s President from September 1985 to March 1998, and currently owns 25% of the outstanding capital stock of Stratford. From January 1988 until March 1998, Mr. Dickey served as President and Chief Operating Officer of Midwestern Broadcasting Corporation, which operated two stations in Toledo, Ohio that we acquired in November 1997. Mr. Dickey is a nationally regarded consultant on radio strategy and the author of The Franchise-Building Radio Brands, published by the National Association of Broadcasters. Mr. Dickey is the brother of John W. Dickey, our Executive Vice President. Mr. Dickey’s term as a director expires at the 2002 Annual Meeting, and we expect that he will stand for reelection.

      Jonathon G. Pinch has served as our Executive Vice President and Chief Operating Officer since December 2000. Mr. Pinch joined the Company effective December 1, 2000, after serving as the President of Clear Channel International Radio, or CCU International, a subsidiary of Clear Channel Communications. At rapidly growing CCU International, Mr. Pinch was responsible for the management of all Clear Channel Communications radio operations outside of the United States, which included over 300 properties in nine countries. Mr. Pinch is a 30 year broadcast veteran and has previously served as Owner/ President of WTVK-TV Ft. Myers-Naples, Florida, General Manager of WMTX-FM/ WHBO-AM Tampa, Florida, General Manager/ Owner of WKLH-FM Milwaukee, Wisconsin, and General Manager of WXJY Milwaukee, Wisconsin.

      Martin R. Gausvik is our Executive Vice President, Chief Financial Officer and Treasurer. Mr. Gausvik joined the Company effective May 29, 2000 and is a 17-year veteran of the radio industry, having served as Vice President Finance for Jacor Communications from 1996 until the merger of Jacor’s 250 radio station group with Clear Channel Communications in May 1999. More recently, he was Executive Vice President and Chief Financial Officer of Latin Communications Group, the operator of 17 radio stations serving major markets in the Western United States. Prior to joining Jacor, from 1984 to 1996, Mr. Gausvik held various accounting and financial positions with Taft Broadcasting, including Controller of Taft’s successor company, Citicasters.

      John W. Dickey is our Executive Vice President. Mr. Dickey joined the Company in June 1998 as Director of Programming, and served in that position until January 2000, when he became Senior Vice President, Programming. He has served as Executive Vice President since June 2000, with primary responsibility for programming, engineering and marketing. He served as Executive Vice President of Stratford from June 1988 to June 1998. He also served as Director of Programming for Midwestern Broadcasting from January 1990 to March 1998. Mr. Dickey currently owns 25% of the outstanding capital stock of Stratford and 25% of the outstanding equity interests of DBBC of Georgia, LLC.

      Ralph B. Everett has served as a Director of the Company since July 1998. Mr. Everett has been a partner with the Washington, D.C. office of the law firm of Paul, Hastings, Janofsky & Walker LLP, where he heads the firm’s Federal Legislative Practice Group, since October 1989. In 1998, Mr. Everett was appointed by President Clinton as United States Ambassador to the 1998 International Telecommunication Union Plenipotentiary Conference. Prior to 1989, he was Chief Counsel and Staff Director of the United States Senate Committee on Commerce, Science and Transportation. He is a director and a member of the Investment Committee of Shenandoah Life Insurance Company. He is also a member of the Board of Visitors of Duke University Law School and the Norfolk Southern Corporation Advisory Board. Mr. Everett’s term as a director expires in 2003.

      Holcombe T. Green, Jr. has served as a Director of the Company since May 2001. Mr. Green has been Chairman and Chief Executive Officer of WestPoint Stevens, Inc. since October 1992. Mr. Green is also the founder and principal of Green Capital Investors, L.P., a private investment partnership, and certain other affiliated partnerships. He is the retired Chairman of HBO & Company, a supplier of hospital information systems. He is also a director of WestPoint Stevens, Inc. Mr. Green’s term as a director expires in 2003.

      Eric P. Robison has served as a Director of the Company since August 1999. Mr. Robison is the President of IdeaTrek, Inc., a company that provides business consulting services. From 1994 to 2002, Mr. Robison worked for Vulcan Inc., the holding company that manages all personal and business interests for investor Paul G. Allen, as Vice President, Business Development, managing various projects and investigating investment opportunities. Prior to joining Vulcan, Mr. Robison was co-founder and Vice President of The Stanton Robison Group, Inc., a business development, marketing and advertising consulting firm. Mr. Robison has served in key marketing management positions with SGS, Inc., Ashton-Tate, Inc., and Denny’s Inc. He has also worked on the account staffs of several advertising agencies, including McCann Erickson, Doyle Dane Bernbach and Foote Cone and Belding. Mr. Robison currently serves as a Director of CNET Media Networks, Inc. Mr. Robison’s term as a director expires in 2004.

      Robert H. Sheridan, III has served as a Director of the Company since July 1998. Mr. Sheridan served as a member of the Investment Committee of Cumulus Media, LLC, our predecessor entity, from April 1997 until its dissolution in June 1998. Mr. Sheridan has served as a Senior Vice President and Managing Director of BancAmerica Capital Investors, the principal investment group within Bank of America Corporation since January 1998, and is a Senior Vice President and Managing Director of BA Capital, which was formerly known as NationsBanc Capital Corp. He was a Director of NationsBank Capital Investors, the predecessor of BACI, from January 1996 to January 1998. BA Capital is a principal shareholder of Cumulus, and is entitled to designate one member of our Board. Mr. Sheridan serves as BA Capital’s designee. Mr. Sheridan currently serves as a director of several privately held companies. Mr. Sheridan’s term of office as a director expires in 2004.

SELLING SHAREHOLDERS

      The table below lists the following information:

•	the name of each selling shareholder;

•	the number of shares and percentage of Class A Common Stock beneficially owned by each selling shareholder as of March 31, 2002;

•	the number of shares of Class A Common Stock that may be offered for sale by each selling shareholder under this prospectus supplement; and

•	the number of shares and percentage of Class A Common Stock beneficially owned by each such shareholder after all shares being offered under this prospectus supplement have been sold, assuming that there has been no exercise of the underwriters’ over-allotment option, and assuming that there are 43,830,452 shares of Class A Common Stock outstanding after all shares are sold under this prospectus supplement.

      Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares owned by the selling shareholder. The information in the table reflects the most recent information furnished to us by each identified selling shareholder. As of March 31, 2002, there were approximately 35,230,452 shares of our Class A Common Stock outstanding, 14,858,682 shares of our nonvoting Class B Common Stock outstanding, which may be converted into shares of Class A Common Stock on a one-for-one basis, and 1,529,277 shares of our Class C Common Stock, outstanding which may be converted into shares of Class A Common Stock on a one-for-one basis.

					Shares of Class A
	Shares of Class A			Number of	Common Stock
	Common Stock			Shares Offered	Beneficially Owned
	Beneficially Owned			Under this	After this Offering
				Prospectus
Name	Number	Percent		Supplement	Number	Percent

State of Wisconsin Investment Board(1)	3,240,619	8.4%		800,000	2,440,619	5.3%
ING Capital LLC(2)	30,552		*	30,552	—	—

Total	3,271,171	8.5%		830,552	2,440,619	5.3%

*	Indicates less than one percent.

(1)	The number of shares of Class A Common Stock owned by SWIB gives effect to the conversion into shares of Class A Common Stock of all of SWIB’s 3,240,619 shares of Class B Common Stock. If the underwriters exercise their over- allotment option in full, SWIB will offer an additional 120,000 shares and will beneficially own 2,320,619 shares (4.9%) after this offering.

(2)	The number of shares of Class A Common Stock owned by ING Capital gives effect to the exercise in full of its warrant to purchase 30,552 shares of Class B Common Stock, and the conversion of those shares of Class B Common Stock into shares of Class A Common Stock. ING Capital is an affiliate of ING Groep N.V., a Dutch corporation, and is a participant and a lender under our new credit facility.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock as of March 31, 2002 consisted of:

•	100,000,000 shares of Class A Common Stock, par value $.01 per share, of which 35,230,452 shares were outstanding;

•	20,000,000 shares of Class B Common Stock, par value $.01 per share, of which 14,858,682 shares were outstanding;

•	30,000,000 shares of Class C Common Stock, par value $.01 per share, of which 1,529,277 shares were outstanding; and

•	262,000 shares of preferred stock, 250,000 of which are designated as Series A Preferred Stock, of which 130,020 shares were outstanding, and 12,000 of which are designated as Series B Preferred Stock, of which no shares were outstanding.

      The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of our capital stock contained in our articles of incorporation and by-laws.

Common Stock

     General

      Except with respect to voting and conversion, shares of Class A Common Stock, Class B Common Stock and Class C Common Stock are identical in all respects. Holders of shares of Class A Common Stock are entitled to one vote per share; except as provided below, holders of Class B Common Stock are not entitled to vote; and, subject to the next sentence, holders of shares of Class C Common Stock are entitled to ten votes per share. During the period of time commencing with the date of conversion of any Class B Common Stock to Class C Common Stock by either BA Capital or SWIB and ending with the date on which BA Capital and SWIB (together with their respective affiliates) each ceases to beneficially own at least 5% of the aggregate shares of common stock that they held immediately prior to our initial public offerings in July 1998, holders of Class C Common Stock are entitled to only one vote per share.

  Voting

      All actions submitted to a vote of our shareholders are voted on by holders of Class A Common Stock and Class C Common Stock, voting together as a single class. Holders of Class B Common Stock are not entitled to vote, except with respect to the following fundamental corporate actions:

•	any proposed amendment to our articles of incorporation or by-laws;

•	any proposed merger, consolidation or other business combination, or sale, transfer or other disposition of all or substantially all of our assets;

•	any proposed voluntary liquidation, dissolution or termination of Cumulus; and

•	any proposed transaction resulting in a change of control, except as set forth below.

      The consent of the holders of a majority of outstanding shares of Class B Common Stock, consenting separately as a class, is required to approve the fundamental corporate actions referred to above; provided that these consent rights will cease with respect to these holders of Class B Common Stock and the shares of Class B Common Stock held by these holders will not be included in determining the aggregate number of shares outstanding for consent purposes, upon the failure of these holders (together with their affiliates) to beneficially own at least 50% of the shares of common stock held by these holders immediately prior to our initial public offerings in July 1998.

      In addition to the voting rights described above, our articles of incorporation provide that, so long as BA Capital, together with its affiliates, continue to own not less than 50% of the shares of common stock held by BA Capital immediately prior to our initial public offerings in July 1998, and upon a final order by the FCC that the granting of the right to BA Capital to designate a director on our Board pursuant to a shareholders agreement, will not result in BA Capital’s interest being “attributable” under applicable FCC rules, (a) the holders of the Class C Common Stock will be entitled to elect a director, which director shall be the BA Capital designee, referred to as the Class C Director, to our Board, and (b) we may not take any of the following actions without the unanimous vote of our Board (including the Class C Director): (1) enter into any transaction with any of our affiliates or amend or otherwise modify any existing agreement with any of our affiliates, other than transactions with affiliates that are on terms no less favorable to us than we would obtain in a comparable arm’s-length transaction with a person not our affiliate, and that are approved, after the disclosure of the terms thereof, by vote of the majority of the Board (provided, that any director which is an interested party, or an affiliate of an interested party, will not be entitled to vote and will not be included in determining whether a majority of the Board has approved the transaction); (2) issue any shares of our Class B Common Stock or our Class C Common Stock; (3) acquire (by purchase or otherwise) or sell, transfer or otherwise dispose of assets having a fair market value in excess of 10% of our shareholders’ equity as of the last day of the preceding fiscal quarter for which financial statements are available; or (4) amend, terminate or otherwise modify any of the obligations in foregoing clauses (1) through (3) or this clause (4) or any provision governing the voting or conversion rights of the Class B Common Stock or the Class C Common Stock. The holders of the Class C Common Stock have entered into a shareholders agreement with BA Capital providing that the holders of Class C Common Stock will elect the person designated by BA Capital as the Class C Director.

      The articles of incorporation provide that, so long as BA Capital (together with its affiliates) continues to own not less than 50% of the shares of our common stock held by BA Capital immediately prior to our initial public offerings, we may not, so long as the BA Capital designee is not a director, take any of the actions described above without the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a class.

      The articles of incorporation further provide that the Board will be required to consider in good faith any bona fide offer from any third party to acquire any of our stock or assets and to pursue diligently any transaction determined by the Board in good faith to be in the best interests of our shareholders.

     Dividends and Other Distributions (Including Distributions upon Liquidation or Sale of Cumulus)

      Each share of Class A Common Stock, Class B Common Stock and Class C Common Stock shares equally in dividends and other distributions in cash, stock or property (including distributions upon our liquidation and consideration to be received upon a sale or conveyance of all or substantially all of our assets); except that in the case of dividends or other distributions payable on the Class A Common Stock, Class B Common Stock or the Class C Common Stock in shares of such stock, including distributions pursuant to stock splits or dividends, only Class A Common Stock will be distributed with respect to Class A Common Stock, only Class B Common Stock will be distributed with respect to Class B Common Stock and only Class C Common Stock will be distributed with respect to Class C Common Stock. In no event will any of the Class A Common Stock, Class B Common Stock or the Class C Common Stock be split, divided or combined unless each other class is proportionately split, divided or combined.

Convertibility of Class B Common Stock into Class A Common Stock or Class C Common Stock and Convertibility of Class C Common Stock into Class A Common Stock

      The Class B Common Stock is convertible at any time, or from time to time, at the option of the holder of the Class B Common Stock (provided that the prior consent of any governmental authority required to make the conversion lawful has been obtained) without cost to the holder (except any transfer taxes that may be payable if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Class A Common Stock or Class C Common Stock on a share-for-share basis; provided that the holder is not at the time of the conversion a Disqualified Person (as defined below).

      The Class C Common Stock is convertible at any time, or from time to time, at the option of the holder of the Class C Common Stock (provided that the prior consent of any governmental authority required to make the conversion lawful has been obtained) without cost to the holder (except any transfer taxes that may be payable if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Class A Common Stock on a share-for-share basis; provided the holder is not at the time of the conversion a Disqualified Person. In the event of the death of Richard W. Weening or Lewis W. Dickey, Jr., each referred to as a principal, or the disability of a principal which results in the termination of the principal’s employment, each share of Class C Common Stock held by the deceased or disabled principal or any related party or affiliate of the deceased or disabled principal will automatically be converted into one share of Class A Common Stock.

      A record or beneficial owner of shares of Class B Common Stock or Class C Common Stock that was converted from Class B Common Stock may transfer those shares of Class B Common Stock or Class C Common Stock (whether by sale, assignment, gift, bequest, appointment or otherwise) to any transferee, provided that the prior consent of any governmental authority required to make the transfer lawful has been obtained, and provided, further, that the transferee is not a Disqualified Person. Concurrently with this transfer, all shares of the transferred Class B Common Stock or Class C Common Stock will convert into shares of Class A Common Stock, and the holders of the converted common stock will exchange their share certificates for Class A Common Stock.

      A record or beneficial owner of shares of Class C Common Stock may transfer the shares (whether by sale, assignment, gift, bequest, appointment or otherwise) to any transferee; provided that the prior consent of any governmental authority required to make such transfer lawful has first been obtained and the transferee is not a Disqualified Person, and provided further, that if the transferee is not an affiliate or a related party of a principal, then, concurrently with the transfer, each transferred share of Class C Common Stock will automatically be converted into one share of Class A Common Stock.

      As a condition to any proposed transfer or conversion, the person who intends to hold the transferred or converted shares will provide us with any information reasonably requested by us to enable us to determine whether the person is a Disqualified Person.

      A person shall be deemed to be a “Disqualified Person” if (and with respect to any proposed conversion or transfer, after giving effect to the proposed conversion or transfer) our Board in good faith determines he is (or would be after giving effect to the conversion or transfer), or he becomes aware that he is (or would be after giving effect to the conversion or transfer), or the FCC determines by a final order that he is (or would be after giving effect to such conversion or transfer), a person which, directly or indirectly, as a result of ownership of our common stock or our other capital stock or otherwise: (a) causes (or would cause) us or any of our subsidiaries to violate the multiple, cross-ownership, cross-interest or other rules, regulations, policies or orders of the FCC, (b) would result in our disqualification or the disqualification of any of our subsidiaries as a licensee of the FCC or (c) would cause us to violate the provisions with respect to foreign ownership or voting of our common stock or that of any of our subsidiaries as set forth in Section 310(b)(3) or (4) of the Communications Act, as applicable. Notwithstanding the foregoing, if a person objects in good faith, within ten days of notice from us that the Board has determined that such person is a Disqualified Person, we or such person shall, when appropriate, apply for a determination by the FCC within ten days of notice of the objection. If no determination is made by the FCC within 90 days from the date of the application or if we and the holder determine that it is inappropriate to make any application to the FCC, we and the holder agree that the determination shall be made by an arbitrator, mutually agreed upon by us and the holder. Notwithstanding the foregoing, until a determination is made by the FCC (and that determination is a final order) or by the arbitrator, the person will not be deemed a Disqualified Person.

      In the event the FCC determines by a final order that, a person obtains knowledge that, or, subject to the above, the Board in good faith determines that, the person is a Disqualified Person, that person shall promptly take any and all actions necessary or required by the FCC to cease being a Disqualified Person, including, without limitation, divesting all or a portion of his interest in Cumulus, making an application to, or requesting a ruling from, or cooperating with us in any application to, or request for a ruling from, the FCC, seeking a waiver for, or an approval of, such ownership, divesting himself of any ownership interest in any entity that, together with his interest in Cumulus, makes him a Disqualified Person, entering into a voting trust whereby his interest in Cumulus will not make him a Disqualified Person or exchanging his shares of common stock for Class B Common Stock. Our articles of incorporation provide that all shares of common stock will bear a legend regarding restrictions on transfer and ownership.

  Preemptive Rights

      None of the Class A Common Stock, the Class B Common Stock, or the Class C Common Stock carry any preemptive rights enabling a holder to subscribe for, or receive, shares of our stock of any class or any other securities convertible into shares of our stock. Our Board possesses the power to issue shares of authorized but unissued Class A Common Stock without further shareholder action.

  Liquidation, Dissolution or Winding Up

      In the event of any liquidation, dissolution or winding up of Cumulus, whether voluntarily or involuntarily, after payment or provision for payment of our debts and other liabilities and the preferential amounts to which the holders of any stock ranking prior to the Class A Common Stock, the Class B Common Stock and the Class C Common Stock in the distribution of assets shall be entitled upon liquidation, the holders of the Class A Common Stock, the Class B Common Stock and the Class C Common Stock shall be entitled to share pro rata in our remaining assets according to their respective interests.

Preferred Stock

      Authorized shares of preferred stock may be issued from time to time by our Board, without shareholder approval, in one or more series. Subject to the provisions of the articles of incorporation and the limitations prescribed by law, the Board is expressly authorized to adopt resolutions to issue the authorized shares of preferred stock, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of preferred stock, in each case without any further action or vote by the shareholders.

      One of the effects of undesignated preferred stock may be to enable the Board to render more difficult or to discourage an attempt to obtain control of Cumulus by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the Board’s authority described above may adversely affect the rights of the holders of our common stock. For example, our preferred stock may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. Accordingly, the issuance of shares of our preferred stock may discourage bids for our common stock at a premium or may otherwise adversely affect the market price of our common stock.

  Series A Preferred Stock And Exchangeable Debentures

      General. As of March 31, 2002, we had 130,020 shares of Series A Preferred Stock, with a liquidation preference of $1,000 per share, outstanding. The Series A Preferred Stock is not convertible into any class of common stock.

      Dividends. The holders of the Series A Preferred Stock are entitled to receive cumulative dividends at an annual rate equal to 13 3/4% of the liquidation preference per share of the Series A Preferred Stock, payable quarterly, in arrears. On or before July 1, 2003, we may, at our option, pay dividends in cash or in additional fully paid and non-assessable shares of Series A Preferred Stock having a liquidation preference equal to the amount of such dividends. It is not expected that we will pay any dividends in cash prior to July 1, 2003. After July 1, 2003, dividends may be paid only in cash. The terms of our credit facility and indenture restrict, and our future indebtedness may restrict, the payment of cash dividends by Cumulus.

      Redemption. The shares of Series A Preferred Stock are subject to mandatory redemption on July 1, 2009, at a price equal to 100% of the liquidation preference thereof plus any and all accrued and unpaid cumulative dividends thereon. We may not redeem the Series A Preferred Stock prior to July 1, 2003. On or after such date, we may redeem the Series A Preferred Stock at the redemption prices set forth under the terms of our certificate of designation pursuant to which the Series A Preferred Stock was issued together with accumulated and unpaid dividends, if any, to the date of redemption. In the event of a change of control, we must offer to redeem the outstanding shares of the Series A Preferred Stock for cash at a purchase price of 101% of the liquidation preference thereof, together with all accumulated and unpaid dividends.

      Voting. The holders of the shares of the Series A Preferred Stock have no voting rights with respect to general corporate matters except that the holders of a majority of the then outstanding Series A Preferred Stock, voting as a class, may elect two directors to our Board in the event of: (1) a failure to pay dividends on the Series A Preferred Stock for four consecutive quarters, (2) a failure to discharge a redemption obligation with respect to the Series A Preferred Stock, (3) a failure to offer to purchase the outstanding shares of Series A Preferred Stock following a change of control, (4) a violation of certain covenants after the expiration of applicable grace periods, all as set forth in our certificate of designation, or (5) a default in the payment of principal, premium or interest on our indebtedness or the indebtedness of certain of our subsidiaries or any other default that results in the acceleration of our indebtedness prior to its maturity, in each case if the aggregate principal amount of all our indebtedness exceeds $5.0 million.

      Holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, must approve: (a) any merger, consolidation or sale of all or substantially all of our assets not specifically permitted by the certificate of designation for our Series A Preferred Stock and (b) any modification to the certificate of designation for our Series A Preferred

Stock or the form of the exchange debenture indenture that is a part of that certificate of designation.

      Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of Cumulus, the holders of the Series A Preferred Stock are entitled to be paid for each share thereof out of our assets before any distribution is made to any shares of junior stock.

      Exchange. We may at our option exchange all, but not less than all, of the then outstanding shares of Series A Preferred Stock into exchange debentures on any dividend payment date, subject to certain restrictions contained in the certificate of designation.

      Exchange Debentures. The exchange debentures, if issued, will be issued under an indenture between Cumulus and U.S. Bank Trust National Association, as trustee. The exchange debentures will be issued in fully registered form only in denominations of $1,000 and integral multiples thereof. Interest on the exchange debentures will be payable semi-annually in arrears in cash (or on or prior to 2003, in additional exchange debentures, at our option). The exchange debentures will be unsecured and will be subordinated in right of payment to all Exchange Debenture Senior Debt (as defined in the exchange debenture indenture), including debt in respect of our credit facility and our senior subordinated notes and will contain covenants and events of default and remedies with respect thereto that are substantially similar to the covenants contained in our senior subordinated notes.

      The exchange debentures are subject to mandatory redemption on July 1, 2009, at a price equal to 100% of the principal amount thereof together with accrued and unpaid interest, if any, to the date of redemption. Except as provided herein, we may not redeem the exchange debentures prior to July 1, 2003. On or after this date, we may redeem the exchange debentures at the redemption prices set forth in the indenture governing the exchange debentures together with accrued and unpaid interest, if any, to the date of redemption. Prior to July 1, 2001, we may redeem up to 35% of the original aggregate principal amount of the exchange debentures with the proceeds of one or more Equity Offerings (as defined in the exchange debenture indenture) at a redemption price equal to 113 3/4% of the principal amount thereof plus accrued and unpaid interest thereon. In the event of a change of control, we must offer to redeem the outstanding exchange debentures for cash at a purchase price of 101% of the principal amount thereof, together with all accrued and unpaid interest.

  Series B Preferred Stock

      As of the date of this prospectus, there are no shares of Series B Preferred Stock issued or outstanding.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling shareholders the following respective number of shares of Class A Common Stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Number
of Shares

Underwriters
Deutsche Bank Securities Inc.
Bear, Stearns & Co. Inc.
Banc of America Securities LLC
CIBC World Markets Corp.
Morgan Stanley & Co. Incorporated
Robertson Stephens, Inc.
SunTrust Capital Markets, Inc.
UBS Warburg LLC
Robert W. Baird & Co. Incorporated
Jefferies & Company, Inc.

Total	8,600,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of Class A Common Stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of Class A Common Stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

      We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $     per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $ per share to other dealers. After the public offering, representatives of the underwriters may change the offering price and other selling terms.

      We and one of the selling shareholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,290,000 additional shares of Class A Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the Class A Common Stock offered by this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to specified conditions, to purchase approximately the same percentage of these additional shares of Class A Common Stock as the number of shares of Class A Common Stock to be purchased by it in the above table bears to the total number of shares of Class A Common Stock offered by this prospectus supplement. We and the selling shareholder will be obligated, pursuant to the option, to sell these additional shares of Class A Common Stock to the underwriters to the extent the option is exercised. If any additional shares of Class A Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares are being offered.

      The underwriting discounts and commissions per share are equal to the public offering price per share of Class A Common Stock less the amount paid by the underwriters to us per share

of Class A Common Stock. The underwriting discounts and commissions are      % of the public offering price. We and the selling shareholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees

		Without Exercise Of	With Full Exercise of
	Fee per Share	Over-Allotment Option	Over-Allotment Option

Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling shareholders	$	$	$

      In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $200,000.

      We and the selling shareholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      Each of our officers and directors, the selling shareholders and certain of our other shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our Class A Common Stock or other securities convertible into or exchangeable or exercisable for shares of our Class A Common Stock or derivatives of our Class A Common Stock owned by these persons prior to this offering or shares of Class A Common Stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our stock incentive or employee stock purchase plans or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period other than as to any shares sold in this offering pursuant to the over-allotment option.

      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

      In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares of Class A Common Stock from us and one of the selling shareholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

      Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

      Stabilizing transactions consist of various bids for or purchases of our Class A Common Stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our Class A Common Stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      A copy of this prospectus supplement and the underlying prospectus in electronic format may be made available on Internet web sites maintained by one or more of the lead underwriters of this offering. Other than the prospectus supplement and prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

      Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services. Deutsche Bank Securities Inc. acted as financial advisor to Aurora Communications in connection with our acquisition of Aurora Communications in March 2002. Robert H. Sheridan, III, one of our directors, is a senior vice president and managing director of both BA Capital and BACI, two of our significant shareholders. BA Capital has the right to designate one member of our board and Mr. Sheridan currently serves on our board as BA Capital’s designee. BA Capital and BACI are each affiliates of Banc of America Securities LLC, one of the underwriters, and of Bank of America, N.A. Banc of America Securities acted as joint lead arranger and joint bookrunner, and Bank of America, N.A. acted as syndication agent and is a lender under our new credit facility. In addition, affiliates of CIBC World Markets Corp., Morgan Stanley & Co. Incorporated, Robertson Stephens, Inc. and SunTrust Capital Markets, Inc. are lenders under our new credit facility. Robert W. Baird & Co. Incorporated is an affiliate of Northwestern Mutual Life Insurance Company, which holds shares of our Class B Common Stock and shares of our Series A Preferred Stock.

LEGAL MATTERS

      Jones, Day, Reavis & Pogue, Atlanta, Georgia, will pass upon the validity of the Class A Common Stock as well as certain legal matters with respect to the Class A Common Stock that may be offered by this prospectus supplement. Paul, Hastings, Janofsky & Walker LLP, Washington, D.C., will opine as to certain other matters. One of our directors is Ralph B. Everett. Mr. Everett is a partner with the Washington, D.C. office of the law firm of Paul, Hastings, Janofsky & Walker LLP, where he heads the firm’s Federal Legislative Practice Group. He owns 2,000 shares of our Class A Common Stock and has been granted options to acquire 38,250 shares of our Class A Common Stock. The underwriters will be advised about various other legal matters relating to this offering by Piper Rudnick LLP, Baltimore, Maryland.

EXPERTS

      The financial statements of Cumulus Media as of and for the fiscal years ended December 31, 2001 and 2000, incorporated by reference in this prospectus supplement, have been audited by KPMG LLP, independent certified public accountants, as indicated in their report with respect thereto, which is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

      The financial statements of Cumulus Media for the fiscal year ended December 31, 1999, incorporated by reference in this prospectus supplement, have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

      The financial statements of Aurora Communications at December 31, 2001 and 2000 and for the years ended December 31, 2001 and 2000, and for the period January 20, 1999 (commencement of operations) to December 31, 1999, incorporated by reference in this prospectus supplement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

      The financial statements of DBBC as of December 31, 2001 and 2000, and for each of the three fiscal years in the period ended December 31, 2001, incorporated by reference in this prospectus supplement, have been audited by Kraft Bros., Esstman, Patton & Harrell, PLLC, independent auditors, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

      We have filed with the SEC under the Securities Act a registration statement on Form S-3. This prospectus supplement does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934.

      For further information concerning the SEC’s public reference rooms, you may call the SEC at (800) SEC-0330. You may obtain read and copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may also access some of this information via the World Wide Web through the SEC’s Internet address at www.sec.gov.

Incorporation of Documents by Reference

      The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information in, or subsequently incorporated by reference into, this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us.

SEC Filings	Period

Annual Report on Form 10-K, as amended	Fiscal year ended December 31, 2001
Current Report on Form 8-K	Filed on February 7, 2002
Current Report on Form 8-K	Filed on March 7, 2002
Current Report on Form 8-K	Filed on March 28, 2002
Current Report on Form 8-K	Filed on May 7, 2002
Registration Statement on Form 8-A	Filed on June 24, 1998

      We are also incorporating by reference additional documents we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and before all of the shares covered by this prospectus supplement are sold or deregistered (other than those portions of such documents described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the SEC). This additional information is a part of this prospectus supplement from the date of filing of those documents.

      Any statements made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference into this prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

      The information relating to us in this prospectus supplement should be read together with the information in the documents incorporated or deemed to be incorporated by reference. In addition, some of the information, including financial information, contained in this prospectus supplement or incorporated or deemed to be incorporated by reference into this prospectus supplement by reference should be read in conjunction with documents filed with the SEC by us.

      Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus supplement. Any person to whom a prospectus supplement is delivered may obtain documents incorporated by reference into this prospectus supplement at no cost, by requesting them in writing or by telephone from us at the following address:

Cumulus Media Inc.
3535 Piedmont Road
Building 14, Fourteenth Floor
Atlanta, GA 30305
Telephone: (404) 949-0700
Attention: Daniel O’Donnell, Vice President, Finance

PROSPECTUS

20,000,000 Shares of Class A Common Stock

Cumulus Media Inc.

           We may periodically offer up to 16,969,448 shares of our Class A Common Stock, and three of our shareholders may periodically offer and sell up to an aggregate of 3,030,552 shares of our Class A Common Stock, from time to time, in one or more offerings, pursuant to this prospectus, in amounts, at prices and on terms to be determined at the time of each offering or as may be provided in supplements to this prospectus. We will not receive any proceeds from sales of Class A Common Stock by the selling shareholders.

      This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. We urge you to read carefully this prospectus and any accompanying prospectus supplement before you make your investment decision.

      Our Class A Common Stock is listed on the Nasdaq National Market under the symbol “CMLS.” The last reported sale price of our Class A Common Stock on the Nasdaq National Market on April 25, 2002 was $18.33 per share. We urge you to obtain current market quotations for our Class A Common Stock.

      Investing in our Class A Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 2 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under this prospectus or the accompanying prospectus supplement, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 3, 2002.

ABOUT THIS PROSPECTUS

      You should rely only on the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. We are offering to sell securities and seeking offers to buy securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and in any accompanying prospectus supplement is accurate only as of the date on their covers, regardless of the time of delivery of this prospectus or any accompanying prospectus supplement or any sale of the securities.

      In this prospectus, the terms “Company,” “Cumulus,” “we,” “us” and “our” refer to Cumulus Media Inc. and its consolidated subsidiaries. The term “Class A Common Stock” means our Class A Common Stock, par value $.01 per share. The term “selling shareholders” refers to BA Capital Company, L.P., referred to as BA Capital, the State of Wisconsin Investment Board, referred to as SWIB, and ING Capital LLC, referred to as ING Capital.

      We have not taken any action to permit a public offering of the shares of securities outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of securities and the distribution of this prospectus outside the United States.

i

THE COMPANY

      Cumulus Media Inc. is the parent company of Cumulus Broadcasting, Inc., which, along with other subsidiaries, owns and operates FM and AM radio station clusters serving mid-size markets throughout the United States. Giving effect to the completion of all of our currently pending acquisitions and divestitures, we will own and operate 245 radio stations in 53 mid-sized U.S. media markets. In addition, we own and operate a multi-market radio network in the English-speaking Caribbean. We also provide sales and marketing services under local marketing agreements, or LMA’s, (pending Federal Communications Commission, or FCC, approval of acquisitions) for 14 stations in six U.S. markets. We are the second largest radio broadcasting company in the United States based on number of stations owned or operated. According to the Fall 2001 Arbitron Market Report, we have assembled market-leading groups or clusters of radio stations which rank first or second in terms of revenue share or audience share in substantially all of our markets.

      Relative to the 50 largest markets in the United States, we believe that the mid-size markets represent attractive operating environments and generally are characterized by:

•	a greater use of radio advertising, as evidenced by the greater percentage of total media revenues captured by radio than the national average;

•	rising advertising revenues, as the larger national and regional retailers expand into these markets;

•	small independent operators, many of whom lack the capital to produce high-quality locally originated programming or to employ more sophisticated research, marketing, management and sales techniques; and

•	lower overall susceptibility to economic downturns.

      We believe that the attractive operating characteristics of mid-size markets, together with the relaxation of radio station ownership limits under the Telecommunications Act of 1996 and the FCC rules, create significant opportunities for growth from the formation of groups of radio stations within these markets. We believe that mid-size radio markets provide an excellent opportunity to acquire attractive properties at favorable purchase prices due to the size and fragmented nature of ownership in these markets and to the greater attention historically given to the larger markets by radio station acquirers. According to the FCC’s records, there are approximately 8,285 FM and 4,727 AM stations in the United States.

      To maximize the advertising revenues and broadcast cash flow of our stations, we seek to enhance the quality of radio programs for listeners and the attractiveness of our radio stations in a given market. Broadcast cash flow consists of operating income (loss) before depreciation, amortization, LMA fees, corporate, general and administrative expense, and restructuring and impairment charges, and is a measure widely used in the broadcast industry to evaluate a radio broadcasting company’s operating performance. We also seek to increase the amount of locally originated programming content which airs on each station. Within each market, our stations are diversified in terms of format, target audience and geographic location, enabling us to attract larger and broader listener audiences and thereby a wider range of advertisers. This diversification, coupled with our favorable advertising pricing, also has provided us with the ability to compete successfully for advertising revenue against other media competitors such as print media and television.

      We believe that we are in a position to generate revenue growth, increase audience and revenue shares within these markets and, by capitalizing on economies of scale and by competing against other media for incremental advertising revenue, increase our broadcast cash flow growth rates and margins to those levels found in large markets. As we have assembled our portfolio of stations over the past five years, many of our markets are still in the development stage with the potential for substantial growth as we implement our operating strategy.

      We are an Illinois corporation with our principal executive offices located at 3535 Piedmont Road, Building 14, Fourteenth Floor, Atlanta, Georgia 30305. Our homepage is located at www.cumulus.com. The information included on our homepage is not a part of this prospectus. Our telephone number is (404) 949-0700.

RISK FACTORS

      Investing in our Class A Common Stock involves a high degree of risk. Please see the risk factors described under the caption “Risk Factors” beginning on page 43 of our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and in any accompanying prospectus supplement.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

      In various places in this prospectus, any prospectus supplement and the documents we incorporate by reference, we use statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions. Although we believe that, in making any of those statements, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this document, the words “anticipates,” “believes,” “expects,” “intends,” and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including those referred to under “Risk Factors” and as otherwise described in our periodic filings with the SEC from time to time.

      Important facts that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control, include:

•	the impact of general economic conditions in the United States and in other countries in which we currently do business;

•	industry conditions, including existing competition and future competitive technologies;

•	the popularity of radio as a broadcasting and advertising medium;

•	capital expenditure requirements;

•	legislative or regulatory requirements;

•	risks and uncertainties relating to our leverage;

•	interest rates;

•	consummation and integration of pending acquisitions;

•	access to capital markets; and

•	fluctuations in exchange rates and currency values.

      Our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on us. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required under Federal securities laws. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in the case of any document we incorporate by reference, the date of such document.

USE OF PROCEEDS

      Except as otherwise set forth in the accompanying prospectus supplement, we intend to use the net proceeds from the issuance of Class A Common Stock issued by us under this prospectus for general corporate purposes, which could include repayment of indebtedness or potential future acquisitions. We may temporarily invest funds not required immediately for such purposes in short-term investment-grade securities. In the event a selling shareholder sells any shares of Class A Common Stock under this prospectus, that selling shareholder will receive all of the net proceeds from such a sale.

      Additional information on the use of net proceeds from the sale of our Class A Common Stock issued under this prospectus will be set forth in the prospectus supplement relating to such offering.

PROSPECTUS SUPPLEMENTS

      This prospectus provides you with a general description of the proposed offering of shares of our Class A Common Stock. Each time that we or the selling shareholders sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

      The prospectus supplement to be attached to the front of this prospectus will describe the terms of any securities that we or the selling shareholders offer and any initial offering price to the public in that offering, the purchase price and net proceeds that we or the selling shareholders will receive and the other specific terms related to that offering of the securities.

SELLING SHAREHOLDERS

      No offer or sale of shares of Class A Common Stock under this prospectus may be made by a selling shareholder until that shareholder has notified us and a supplement to this prospectus has been filed or an amendment to the registration statement has become effective.

      The table below lists the following information:

•	the name of each selling shareholder;

•	the number of shares and percentage of Class A Common Stock beneficially owned by each selling shareholder as of March 31, 2002;

•	the maximum number of shares of Class A Common Stock that may be offered for sale by each selling shareholder; and

•	the number of shares and percentage of Class A Common Stock beneficially owned by each such shareholder after all shares that may be offered under this prospectus have been sold.

      Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. The information in the table reflects the most recent information furnished to us by each identified selling shareholder. As of March 31, 2002, there were approximately 35,230,452 shares of our Class A Common Stock issued and outstanding, 14,858,682 shares of our nonvoting Class B Common Stock, which may be converted into shares of Class A Common Stock on a one-for-one basis, issued and outstanding, and 1,529,277 shares of our Class C Common Stock, which may be converted into shares of Class A Common Stock on a one-for-one basis, issued and outstanding.

				Shares of Class A
				Common Stock
			Number of	Beneficially Owned
	Shares of Class A		Shares That	After All Shares Are
	Common Stock		May Be	Sold Under this
	Beneficially Owned		Offered	Prospectus(1)
			Pursuant to
Name	Number	Percent	this Prospectus	Number	Percent

BA Capital Company, L.P.(2)	2,861,621	7.7%	1,500,000	1,361,621	3.7%
State of Wisconsin Investment Board(3)	3,240,619	8.4%	1,500,000	1,740,619	4.5%
ING Capital LLC(4)	30,552	*	30,552	0	—

Total	6,132,792	15.1%	3,030,552	3,102,240	7.7%

*	Indicates less than one percent.

(1)	We do not know when or in what amounts a selling shareholder may offer shares for sale. Because the selling shareholders may offer all or some of the shares pursuant to this prospectus, we cannot estimate the number of the shares that will be held by the selling shareholders at any given time in the future. However, for purposes of this table, we have assumed that the selling shareholders will sell all shares covered by this prospectus.

(2)	The number of shares of Class A Common Stock beneficially owned by BA Capital gives effect to the conversion into shares of Class A Common Stock of all of BA Capital’s 1,979,996 shares of Class B Common Stock and assumes the exercise of its options to purchase 41,375 shares of Class A Common Stock. BancAmerica Capital Investors SBIC I, L.P., or BACI, an affiliate of BA Capital, also owns 8,944,369 shares of Class B Common Stock and a warrant to purchase an additional 706,424 shares of Class B Common Stock. BACI is not a selling shareholder and the number of shares included in the foregoing table does not reflect any shares or the warrant held by BACI.

(3)	The number of shares of Class A Common Stock beneficially owned by SWIB gives effect to the conversion into shares of Class A Common Stock of all of SWIB’s 3,240,619 shares of Class B Common Stock.

(4)	The number of shares of Class A Common Stock beneficially owned by ING Capital gives effect to the exercise in full of its warrants to purchase 30,552 shares of Class B Common Stock, and the conversion of those shares of Class B Common Stock into shares of Class A Common Stock. ING Capital is an affiliate of ING Groep N.V., a Dutch corporation.

      BA Capital is an affiliate of BACI, which indirectly owned a majority of the equity interests in Aurora Communications, LLC, which we acquired on March 28, 2002. Robert H. Sheridan, III, one of our directors, is a senior vice president and managing director of both BA Capital and BACI. BA Capital and BACI are both affiliates of Bank of America Corporation. BA Capital has the right to designate one member of our board and Mr. Sheridan currently serves on our board as BA Capital’s designee.

      As of March 31, 2002, BA Capital and BACI together owned 840,250 shares, or 2.4%, of our Class A Common Stock and 10,924,335 shares, or 73.5%, of our nonvoting Class B Common Stock, which is convertible into shares of Class A Common Stock, BACI held a warrant to purchase 706,424 shares of our Class A Common Stock or Class B Common Stock, and BA Capital held presently exercisable options to purchase 41,375 shares of Class A Common Stock. Assuming this warrant were exercised for shares of Class A Common Stock and the options were exercised, and giving effect to the conversion into shares of Class A Common Stock of all shares of Class B Common Stock held by BA Capital and BACI, BA Capital and BACI would hold approximately 20.1% of the total voting power of our common stock.

      In addition, Banc of America Securities LLC, or BA Securities, acted as one of the financial advisors to Aurora Communications in connection with our acquisition of Aurora Communications. Furthermore, in connection with the financing that we entered into in order to refinance our existing indebtedness and to finance the cash portion of the acquisition of Aurora Communications, BA Securities acted as joint lead arranger and joint bookrunner, and Bank of America, N.A. acted as syndication agent and is a lender. BA Securities and Bank of America, N.A. are each affiliates of BA Capital, BACI and Bank of America Corporation.

      ING Capital is a participant and a lender under our senior credit facilities.

PLAN OF DISTRIBUTION

      The shares of Class A Common Stock being offered by us or the selling shareholders may be sold through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale. The name of any such underwriter or agent involved in the offer and sale of the Class A Common Stock, the amounts underwritten and the nature of its obligation to purchase the Class A Common Stock will be described in the applicable prospectus supplement.

      The distribution of the Class A Common Stock may be effected from time to time in one or more transactions at a fixed price or prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Prices may change over time.

      In connection with the sale of Class A Common Stock, underwriters or agents may receive compensation from us, the selling shareholders or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of securities may be deemed to be underwriters under the Securities Act of 1933, as amended, referred to as the Securities Act. Any discounts or commissions they receive from us or the selling shareholders and any profit on the resale of securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter or agent will be identified, and any compensation received from us or any selling shareholder will be described, in the applicable prospectus supplement.

      To facilitate the offering of Class A Common Stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Class A Common Stock. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the Class A Common Stock by bidding for or purchasing shares in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Class A Common Stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

      Any shares of Class A Common Stock sold pursuant to a prospectus supplement will be listed on the Nasdaq National Market by us, subject to official notice of issuance.

      Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

LEGAL MATTERS

      Jones, Day, Reavis & Pogue, Atlanta, Georgia, will pass upon the validity of the Class A Common Stock that may be offered by this prospectus.

EXPERTS

      The financial statements of Cumulus Media for the fiscal years ended December 31, 2001 and 2000, incorporated by reference in this prospectus, have been audited by KPMG LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

      The financial statements of Cumulus Media for the fiscal year ended December 31, 1999, incorporated by reference in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

      The financial statements of Aurora Communications at December 31, 2001 and 2000 and for the years ended December 31, 2001 and 2000, and for the period January 20, 1999 (commencement of operations) to December 31, 1999, incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

      The financial statements of DBBC, L.L.C. as of December 31, 2001 and 2000, and for each of the three fiscal years in the period ended December 31, 2001, incorporated by reference in this prospectus, have been audited by Kraft Bros., Esstman, Patton & Harrell, PLLC, independent auditors, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

      We have filed with the SEC under the Securities Act a registration statement on Form S-3. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934.

      For further information concerning the SEC’s public reference rooms, you may call the SEC at (800) SEC-0330. You may read and obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may also access some of this information via the World Wide Web through the SEC’s Internet address at www.sec.gov.

Incorporation of Documents by Reference

      The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or subsequently incorporated by reference into, this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us.

SEC Filings	Period

Annual Report on Form 10-K	Fiscal year ended December 31, 2001
Current Report on Form 8-K	Filed on February 7, 2002
Current Report on Form 8-K	Filed on March 7, 2002
Current Report on Form 8-K	Filed on March 28, 2002
Registration Statement on Form 8-A	Filed on June 24, 1998

      We are also incorporating by reference additional documents we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before all of the shares covered by this prospectus are sold or deregistered (other than those portions of such documents described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the SEC). This additional information is a part of this prospectus from the date of filing of those documents.

      Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      The information relating to us contained in this prospectus should be read together with the information in the documents incorporated or deemed to be incorporated by reference. In addition, some of the information, including financial information, contained in this prospectus or incorporated or deemed to be incorporated by reference into this prospectus by reference should be read in conjunction with documents filed with the SEC by us.

      Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus. Any person to whom a prospectus is delivered may obtain documents incorporated by reference into this prospectus at no cost, by requesting them in writing or by telephone from us at the following address:

Cumulus Media, Inc.
3535 Piedmont Road
Building 14, Fourteenth Floor
Atlanta, GA 30305
Telephone: (404) 949-0700
Attention: Daniel O’Donnell, Vice President, Finance

         You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our Class A Common Stock.

Cumulus Media Inc.

8,600,000 Shares

Class A Common Stock

Deutsche Bank Securities

Bear, Stearns & Co. Inc.
Banc of America Securities LLC
CIBC World Markets
Morgan Stanley
Robertson Stephens
SunTrust Robinson Humphrey
UBS Warburg
Robert W. Baird & Co.
Jefferies & Company, Inc.

Preliminary Prospectus Supplement

to Prospectus Dated May 3, 2002

May        , 2002